Exhibit 99.1

HUTCHMED Reports 2024 Full Year Results and Provides Business Updates

65% oncology products revenue growth drove profitable operation and supported new ATTC platform

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, March 19, 2025: HUTCHMED (China) Limited (“HUTCHMED”, the “Company” or “we”) (HKEX: 13; Nasdaq/AIM: HCM) today reports its financial results for the year ended December 31, 2024 and provides updates on key clinical and commercial developments.

HUTCHMED to host results webcasts today at 8:00 a.m. EDT / 12:00 noon GMT / 8:00 p.m. HKT in English on Wednesday, March 19, 2025, and tomorrow at 8:30 a.m. HKT in Chinese (Putonghua) on Thursday, March 20, 2025. After registration, investors may access the live webcast via HUTCHMED’s website at www.hutch-med.com/event.

All amounts are expressed in US dollars unless otherwise stated.

Global commercial progress and delivery of sustainable growth

•	FRUZAQLA® (fruquintinib) ex-China in-market sales[1] of $290.6 million in 2024 by Takeda, sustaining momentum in its first full year driven by rapid US patient uptake, and EU and Japan launches, triggering a sales milestone from Takeda[2]. Total oncology products in-market sales up 134% to $501.0 million.

•	Consolidated revenue from oncology products of $271.5 million, up 65%.

•	Net income of $37.7 million was achieved in 2024, with a cash balance of $836.1 million as of December 31, 2024, achieving financial self-reliance ahead of schedule.

•	Agreed partial disposal of equity in SHPL[3] joint venture for $608 million.

Pipeline progress and new technology platform

•	Primary endpoint met in SACHI China Phase III interim analysis for savolitinib for EGFRm[4] NSCLC[5] with MET amplification, followed by swift NDA[6] filing, acceptance and priority review granted by the NMPA[7].

•	Positive SAVANNAH global pivotal Phase II results for savolitinib in combination with TAGRISSO® for EGFRm NSCLC patients that progressed on TAGRISSO® treatment with MET overexpression or amplification, achieving high, clinically meaningful and durable response rate and shared with global regulatory authorities by AstraZeneca[8].

•	Positive FRUSICA-2 China Phase III results for fruquintinib with sintilimab in 2L9 RCC[10].

•	Presented ESLIM-01 China Phase III data at ASH[11] and EHA[12], highlighting strong, sustained, and long-term durable response rates of sovleplenib for ITP[13] patients, with the NDA under review by the NMPA. Additional data were requested by CDE[14] and subsequently submitted by HUTCHMED. Review of the supplementary data is currently under review by CDE.

•	FRUSICA-1 Phase II results presented at ASCO[15], leading to NMPA approval of a second indication of ELUNATE® (fruquintinib) for EMC[16] with pMMR[17] status.

•	First candidates from new ATTC[18] platform, starting development of a new wave of drug candidates potentially more selective and tolerable than previous generations of antibody drug conjugates.

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Dr Dan Eldar, Non-executive Chairman of HUTCHMED, said, “The successful commercialization of FRUZAQLA® outside of China by our partner Takeda and the resulting milestones achieved during the year were pivotal in helping HUTCHMED reach its profitability goals. I am proud that, at times of uncertainty in the global environment and in the capital markets, we have successfully established an independent ability to support our valuable discovery engine and development pipeline while mitigating operational risks. We expect to continue our global growth with further sales in the US and in other regions of the world, while continuing to develop our pipeline in new and promising directions. The long-term interests of our shareholders and benefits to patients around the world will always remain our top priorities.”

“At the end of 2024, we decided to dispose of our 45% equity interest in SHPL for $608 million, subject to closing conditions. I would like to take this opportunity to express my appreciation to the management team at SHPL for their contribution to its impressive growth over the last 20 years, which has delivered consistent benefits to consumers and shareholders alike. The commercial success and monetary contribution were important in supporting HUTCHMED's novel drug R&D19, helping us to weather challenges in our industry as we developed innovative medicines for patients in need. As our innovative drugs business has become more self-reliant, we believe it is time for HUTCHMED to move on to our next phase of evolution, particularly as we focus on global clinical development of our ATTCs. The proceeds from the SHPL disposal, on top of the ongoing profits of our globally commercialized portfolio, enables us to expedite the roll-out of this differentiated platform, which will be key to our long-term value creation.”

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said, “We’ve had a highly successful year, delivering against our strategy, in the clinic and commercially with our transformational medicines. This has culminated in HUTCHMED reaching profitability, which has been a key focus of ours. I’d like to thank and congratulate the team for this milestone, as we turn our attention to further growth and cultivating HUTCHMED’s next wave of medicines through our ATTC platform.”

“Our pioneering ATTC platform turns a new page in HUTCHMED’s innovative drug development story, establishing a new frontier in antibody-drug conjugates. This new portfolio of molecules is well placed to target a wide range of oncology indications with sizable market potential, including in first-line combinations. With the expertise and the financial strength to execute global clinical trials, we plan to move expeditiously into clinical development this year.”

“Our commercial medicines hit new milestones and expanded clinical development, reaching more patients in need around the world. Fruquintinib is now treating colorectal cancer patients in over a dozen countries, with more to come. FRUZAQLA® in-market sales exceeded $200 million within a year of launch, triggering the first sales milestone. In China, it was approved in second-line endometrial cancer, with average duration of treatment almost double that of fruquintinib’s first indication, and a third registrational study FRUSICA-2 has read out positively in kidney cancer.”

“For savolitinib, positive data from SACHI interim analysis in patients progressed on first line EGFR20 TKI21 treatment with MET amplification led us to file a NDA in China, which was accepted and granted priority review. We are hopeful that SAVANNAH/SAFFRON trials will support bringing this innovative medicine to patients globally. With recent full approval in both first-line and second-line MET exon 14 skipping alteration lung cancer, savolitinib remains one of the best-in-class medicines. A registration-intent study in MET-amplified gastric cancer is currently enrolling in China. We look forward to potentially expanding its indication as the first medicine for MET amplified EGFRm NSCLC and gastric cancer. Our marketed medicines will continue to support the revenue and earnings growth of HUTCHMED.”

“ESLIM-01 data for sovleplenib was presented at EHA and ASH, with durable response rate of 51.4% and overall response rate of 81.0%, significantly better than many different modalities of ITP medicines under development. These clinical results of sovleplenib again illustrate HUTCHMED’s R&D competency in selectivity, resulting in desirable efficacy and safety. We are working closely with the NMPA and look forward to bringing this innovative medicine to patients in need. ESLIM-02 registration Phase III in warm AIHA22 patients is enrolling and on-track to read out next year. A NDA is under review in China for tazemetostat for recurrent/refractory follicular lymphoma and approval is expected by mid-2025. We look forward to being able to add sovleplenib and tazemetostat to our commercial portfolio and their contributions to HUTCHMED’s continued growth.”

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2024 Full Year Results & Business Updates

I. COMMERCIAL OPERATIONS

Oncology product in-market sales were up 134% (136% at CER23) to $501.0 million in 2024 (2023: $213.6m), leading to strong growth in oncology product consolidated revenue of 65% (67% at CER) to $271.5 million (2023: $164.2m).

•	FRUZAQLA® (fruquintinib ex-China) in-market sales were $290.6 million in 2024 (2023: $15.1m) by Takeda, with strong performance reflecting rapid US patient uptake, as well as launches in over a dozen countries. Reaching $200.0 million sales triggered a $20 million milestone payment from Takeda.
•	ELUNATE® (fruquintinib China) in-market sales increased 7% (9% at CER) to $115.0 million in 2024 (2023: $107.5m), maintaining its leading market share position in metastatic CRC[24] and demonstrating resilience against rising pressure from competing products and their generics. New indication for EMC was approved in December 2024.
•	SULANDA® (surufatinib) in-market sales increased 12% (14% at CER) to $49.0 million in 2024 (2023: $43.9m), as increasing brand awareness amongst doctors and improving NET[25] diagnosis drives prescription growth and market share to 27% in 2024 (2023: 21%).
•	ORPATHYS® (savolitinib) in-market sales approximated prior year (-2%, flat at CER) to $45.5 million in 2024 (2023: $46.1m), impacted by the launch and NRDL[26] inclusion of several competing same-class MET TKIs for 2L METex14[27] NSCLC. Results do not reflect full approval in 1L28 setting received in January 2025.

Total Oncology/Immunology consolidated revenue was $363.4 million in 2024 (2023: $528.6m), within guidance of $300 million to $400 million.

•	Oncology product consolidated revenue (royalties, manufacturing revenue, promotion and marketing services revenue and commercial milestone) increased 65% (67% at CER) to $271.5 million (2023: $164.2m), driven by FRUZAQLA® and exceeding guidance of 30% to 50% growth.
•	Takeda upfront, regulatory milestones and R&D services revenue were $67.0 million (2023: $345.9m), which included recognition of $48.1 million of the $450.0 million upfront and regulatory milestone payments achieved. This compared to recognition of $312.0 million in 2023.
•	Other revenue was $24.9 million (2023: $18.5m), including milestone payment of $6.0 million from AstraZeneca following NDA acceptance in China for ORPATHYS® combined with TAGRISSO®.

$630.2 million total consolidated revenue (2023: $838.0m) including Other Ventures of $266.8 million (2023: $309.4m).

($ in USD millions)	In-market Sales*				Consolidated Revenue**
	2024	2023	%Δ	(CER)	2024	2023	%Δ	(CER)
FRUZAQLA®	$290.6	$15.1	+1,825%	(+1,825%)	$110.8	$7.2	+1,450%	(+1,450%)
ELUNATE®	$115.0	$107.5	+7%	(+9%)	$86.3	$83.2	+4%	(+6%)
SULANDA®	$49.0	$43.9	+12%	(+14%)	$49.0	$43.9	+12%	(+14%)
ORPATHYS®	$45.5	$46.1	-2%	(+0%)	$24.5	$28.9	-15%	(-13%)
TAZVERIK®	$0.9	$1.0	-8%	(-7%)	$0.9	$1.0	-8%	(-7%)
Oncology Products	$501.0	$213.6	+134%	(+136%)	$271.5	$164.2	+65%	(+67%)
Takeda upfront, regulatory milestones and R&D services					$67.0	$345.9	-81%	(-81%)
Other revenue (R&D services and licensing)					$24.9	$18.5	+34%	(+36%)
Total Oncology/Immunology					$363.4	$528.6	-31%	(-31%)
Other Ventures					$266.8	$309.4	-14%	(-12%)
Total Revenue					$630.2	$838.0	-25%	(-24%)

* = FRUZAQLA®, ELUNATE® and ORPATHYS® mainly represent total sales to third parties as provided by Takeda, Lilly29 and AstraZeneca, respectively.

** = FRUZAQLA® represents manufacturing revenue, royalties and commercial milestone paid by Takeda; ELUNATE® represents manufacturing revenue, promotion and marketing services revenue and royalties paid by Lilly to HUTCHMED, and sales to other third parties invoiced by HUTCHMED; ORPATHYS® represents manufacturing revenue and royalties paid by AstraZeneca and sales to other third parties invoiced by HUTCHMED; SULANDA® and TAZVERIK® represent the Company’s sales of the products to third parties.

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II. REGULATORY UPDATES

China

•	Savolitinib NDA accepted by the NMPA with Priority Review status and Breakthrough Therapy designation for 2L EGFRm NSCLC patients with MET amplification, in combination with TAGRISSO® (osimertinib), in December 2024, triggering a milestone from AstraZeneca.

•	Savolitinib sNDA[30] approved by the NMPA for 1L and 2L (converted from conditional to full approval) METex14 NSCLC in January 2025.

•	Fruquintinib sNDA approved by the NMPA, in combination with TYVYT® (sintilimab), for 2L EMC patients with pMMR status in December 2024.

•	Fruquintinib approved in Hong Kong for 3L31 CRC under the new 1+ Mechanism in January 2024, and subsequently the first innovative oncology medicine enlisted with Full Subsidy under the Special Drug category in October 2024.

•	Tazemetostat approved in Hong Kong for 3L R/R32 EZH2m33 follicular lymphoma in May 2024.

•	Savolitinib approved in Hong Kong for METex14 NSCLC under the 1+ Mechanism in February 2025.

•	Tazemetostat NDA accepted by the NMPA with Priority Review status for 3L R/R follicular lymphoma in July 2024.

•	Fruquintinib sNDA voluntarily withdrawn for 2L gastric cancer, in combination with paclitaxel, in August 2024, in light of discussions with the NMPA and internal review of current data package.

Ex-China

•	Fruquintinib approved in the EU for CRC in June 2024, followed by first European reimbursement in Spain in December 2024, triggering a $10.0 million milestone from Takeda.

•	Fruquintinib approved in Japan for CRC in September 2024, followed by pricing approval and launch in November 2024, triggering a milestone from Takeda.

•	Fruquintinib approved in Argentina and Switzerland in August 2024, in Canada (also with reimbursement) and the United Kingdom in September 2024, in Australia and Singapore in October 2024, in Israel and the United Arab Emirates in December 2024, and in South Korea in March 2025.

III. LATE-STAGE CLINICAL DEVELOPMENT ACTIVITIES

Savolitinib (ORPATHYS® in China), a highly selective oral inhibitor of MET

•	Positive SAVANNAH global pivotal Phase II top-line results for 2L EGFRm NSCLC patients with MET amplification or overexpression, in combination with TAGRISSO® (osimertinib), achieving high, clinically meaningful and durable response rate (NCT03778229).

•	Primary endpoint met in SACHI China Phase III interim analysis for 2L EGFRm NSCLC patients with MET amplification (NCT05015608).

•	Presented Phase II small randomized controlled study results at AACR[34] for 2L EGFRm NSCLC patients with high MET amplification, in combination with TAGRISSO® (osimertinib), showing ORR[35] of 63% and median PFS[36] of 8.2 months (NCT04606771).

•	Continued enrolling SAFFRON global Phase III study for 2L EGFRm NSCLC patients with MET amplification or overexpression (NCT05261399) supporting SAVANNAH; and SANOVO China Phase III study for 1L EGFRm NSCLC patients with MET overexpression (NCT05009836).

Potential upcoming clinical and regulatory milestones for savolitinib:

•	Presentation of SAVANNAH and SACHI data at upcoming scientific conferences.

•	Complete SACHI NMPA NDA review in late 2025.

•	Complete SAFFRON enrollment in the second half of 2025.

•	Complete enrollment and potential NDA submission for gastric cancer with MET amplification in the second half of 2025.

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Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China), a highly selective oral inhibitor of VEGFR37

•	Presented FRUSICA-1 China pivotal Phase II results at ASCO, in combination with TYVYT® (sintilimab), for previously treated EMC with pMMR status, showing IRC[38]-assessed confirmed ORR of 35.6%, median PFS of 9.5 months and median OS39 of 21.3 months with a manageable safety profile (NCT03903705). This indication was approved by the NMPA in December 2024.

•	Presented FRESCO-2 subgroup analyses for CRC patients at ASCO, biomarker analysis at AACR and quality-of-life analysis at ASCO GI40, showing meaningful quality-adjusted survival benefit, efficacy regardless of prior therapy or sequence as well as CEA[41] potentially a predictor of efficacy (NCT04322539).

•	Published FRUTIGA China Phase III results in Nature Medicine for 2L gastric cancer, in combination with paclitaxel, and presentations at ASCO, showing statistically significant improvements in ORR and PFS, as well as OS benefits in sub-group without taking subsequent antitumor therapy (NCT03223376).

•	Positive result of FRUSICA-2 China Phase III in 2L RCC in March 2025 (NCT05522231).

Sovleplenib (HMPL-523), an investigative and highly selective oral inhibitor of Syk42

•	Published ESLIM-01 China Phase III results for adult patients with primary ITP in China in The Lancet Haematology concurrently with presentations at EHA, showing durable response rate of 48.4%, tolerable safety profile and improved quality of life regardless of prior lines of therapies (NCT05029635).

•	Presented ESLIM-01 China Phase III long-term results at ASH, showing durable response rate of 51.4% and long-term durable response rate of 59.8% as well as consistent safety profile.

•	Published China Phase II results in warm AIHA in China at EHA and in The Lancet Haematology in 2025, demonstrating overall response rate of 66.7% and a favorable safety profile (NCT05535933).

•	Initiated ESLIM-02 China Phase III stage in warm AIHA (NCT05535933).

Potential upcoming clinical milestones for sovleplenib:

•	Complete ESLIM-01 NMPA NDA review around end 2025 (NCT05029635).

•	Complete enrollment of ESLIM-02 Phase III in the second half of 2025 (NCT05535933).

Surufatinib (SULANDA® in China), an oral inhibitor of VEGFR, FGFR43 and CSF-1R44

•	Completed enrollment of Phase II part of a China Phase II/III trial for 1L metastatic PDAC[45] patients, in combination with AiRuiKa® (camrelizumab), nab-paclitaxel and gemcitabine (NCT06361888). This study was informed in part by an investigator-initiated trial presented at ASCO GI 2024 of a similar combination.

Potential upcoming clinical milestone for surufatinib:

•	Data readout of the PDAC Phase II trial in late 2025.

Tazemetostat (TAZVERIK® in Hainan, Macau and Hong Kong), a first-in-class, oral inhibitor of EZH2

•	Positive bridging study in 3L follicular lymphoma leading to NDA submission with Priority Review status (NCT05467943).

•	Continued enrolling SYMPHONY-1 Phase III China portion of the global study, in combination with lenalidomide and rituximab, in follicular lymphoma patients (NCT04224493).

Potential upcoming clinical milestone for tazemetostat:

•	Complete NDA review in China in mid 2025.

Fanregratinib (HMPL-453), a novel, highly selective and potent inhibitor targeting FGFR 1, 2 and 3

•	Completed enrollment of registrational China pivotal Phase II for IHCC[46] with FGFR2 fusion/rearrangement in March 2025 (NCT04353375).

Ranosidenib (HMPL-306), an investigative and highly selective oral dual-inhibitor of IDH1 and IDH247 enzymes

•	Presented and published results from China and US/European Phase I studies at EHA and the journal Med for R/R IDH1/2m48 AML[49] patients (NCT04272957, NCT04764474).

•	Initiated RAPHAEL China Phase III trial for 2L R/R IDH1/2m AML (NCT06387069).

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Other early-stage investigational drug candidates

•	Presented pre-clinical and Phase I results at AACR, ASCO and EHA for ERK1/2[50] inhibitor HMPL-295, third-generation BTK[51] inhibitor HMPL-760, Menin inhibitor HMPL-506, and anti-CD38 HMPL-A067.

•	Initiated Phase I trial for HMPL-506 in hematological malignancies in China (NCT06387082).

IV. ANTIBODY-TARGETED THERAPY CONJUGATE (ATTC) PLATFORM

New in-house created platform with multiple potential IND52 candidates

Our ATTC next-generation technology platform leverages over 20 years of expertise in targeted therapies with small molecules inhibitors. ATTC drug candidates enrich the next wave of clinical development with potential key advantages over traditional antibody-drug conjugates and/or small molecule medicines:

•	Better efficacy through synergistic antibody-small molecule targeted therapy combinations that will target specific mutations; overcome drug resistance and potentially support combinations with other targeted therapies, chemotherapy and immunotherapy, in early-line patient settings.

•	Improved safety and prolonged treatment given lower off-tumor or off-target toxicity than small molecules, less myelosuppression and better quality of life than cytotoxin-based conjugates.

•	Attractive pharmacokinetics tackles difficult drug targets, enabled by antibody-guided delivery to target sites which will improve bioavailability and reduce drug-drug interactions when compared to oral small molecules inhibitors.

V. COLLABORATION UPDATES

Further progress by Inmagene53 with two candidates discovered by HUTCHMED

•	HUTCHMED received 7.5% shareholding interest in Inmagene following the latter’s exercise of an option to exclusively develop, manufacture and commercialize IMG-007, a nondepleting anti-OX40 antibody, and IMG-004, a reversible, non-covalent, highly selective oral BTK inhibitor.

•	Inmagene and Ikena Oncology, Inc. (Nasdaq: IKNA) agreed to merge, which is expected to close in mid-2025, subject to closing conditions. HUTCHMED will have an interest in the merged company.

•	Inmagene announced positive results of a Phase IIa trial with IMG-007 for atopic dermatitis, showing Week 16 mean change in EASI[54] of 77% and EASI-75 response of 54% (NCT05984784). A Phase IIb dose-finding study with a subcutaneous formulation in moderate-to-severe atopic dermatitis is planned.

•	Inmagene enrolled a Phase IIa trial with IMG-007 for alopecia areata (NCT06060977), and announced results of a Phase I study with IMG-004, indicating once daily dosing potential (NCT05349097).

VI. OTHER VENTURES

•	Other Ventures consolidated revenue is predominantly from the prescription drug distribution business[55] in China. It decreased by 14% (12% at CER) to $266.8 million (2023: $309.4m) primarily due to lower COVID-related prescription drug distribution sales in 2024.

•	Share of equity in earnings of SHPL, a non-consolidated joint venture, slightly decreased by 2% (increased 1% at CER) to $46.5 million (2023: $47.4m) mainly due to increased clinical trial investment for new products.

•	Consolidated net income attributable to HUTCHMED from Other Ventures decreased by 5% (2% at CER) to $47.7 million (2023: $50.3m), due to disposal of consumer products business in December 2023, lower COVID-related prescription drug distribution sales and fluctuation in net income contributed from SHPL.

SHPL Disposal: HUTCHMED entered into share purchase agreements to divest its 45.0% equity interest in SHPL for approximately $608 million in cash, retaining a 5.0% equity interest. It is estimated that HUTCHMED will record a pre-tax gain of approximately $477 million.

VII. SUSTAINABILITY

HUTCHMED is committed to progressively embedding sustainability into all aspects of its operations and creating long-term value for its stakeholders. Continued progress was made in 2024 including:

•	Sustainability goals and targets: satisfactory progress made in 11 short- to long-term goals and targets; sustainability performance continued to be incorporated into management’s performance-based remuneration. To prepare for new targets setting, sustainability-related efforts were continually assessed and a target achievement roadmap focused on HUTCHMED’s five sustainability pillars is being developed.

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•	Enhanced climate actions: based on the 2022 climate risk assessment, HUTCHMED conducted another comprehensive assessment on the potential financial impacts of climate risks and opportunities for HUTCHMED with costs estimated under low-, mid-, and high-emission scenarios. This also prepares it for the latest climate-related disclosure requirements of the HKEX[56] and other international disclosure standards.

•	Biodiversity assessment: a biodiversity assessment was conducted to understand HUTCHMED’s dependency and impact on nature. Based on the results of the assessment, a Biodiversity Policy was prepared and approved by the Board for public disclosure.

•	Supplier ESG[57] assessment: this was conducted to understand the sustainability maturity of the supplier base and pave the way for a tailored supplier engagement program in 2025.

•	Improvement on ESG ratings: MSCI ESG upgraded the rating of HUTCHMED from BBB to A. ISS ESG upgraded the rating of HUTCHMED from C to C+, which is classified as Prime. Its S&P Global ESG score continued to rise from 48 to 53, placing HUTCHMED in the 90th percentile of the industry. Additionally, HUTCHMED achieved an A- rating and a top quartile score in the Hang Seng Corporate Sustainability Index Series rating, particularly in the areas of environment and governance.

In recognition of its marked improvement in sustainability efforts within the pharmaceutical industry, HUTCHMED was honored with multiple ESG awards in 2024. These efforts will continue to guide HUTCHMED towards a more sustainable future. The 2024 Sustainability Report will be published alongside the 2024 Annual Report in April 2025 and will include further information on sustainability initiatives and performance.

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Financial Highlights

Foreign exchange impact: The RMB depreciated against the US dollar by approximately 3% during 2024 on average, which has impacted consolidated financial results as highlighted below.

Revenue for the year ended December 31, 2024 was $630.2 million compared to $838.0 million in 2023.

•	Oncology/Immunology consolidated revenue amounted to $363.4 million (2023: $528.6m):

▪	FRUZAQLA® revenue was $110.8 million, reflecting its successful launch since November 2023 comprising royalties, manufacturing revenue and commercial milestone.

▪	ELUNATE® revenue increased 4% (6% at CER) to $86.3 million (2023: $83.2m) in its sixth year since launch, comprising of manufacturing revenue, promotion and marketing services revenue and royalties, maintaining its leading market share position while weathering greater market competition.

▪	SULANDA® revenue increased 12% (14% at CER) to $49.0 million (2023: $43.9m) due to continued sales growth after NRDL renewal as brand awareness amongst doctors continues to increase, leading to greater NET patient access and market share.

▪	ORPATHYS® revenue decreased 15% (13% at CER) to $24.5 million (2023: $28.9m), due to phasing of manufacturing revenue of $10.9 million (2023: $15.1m), and royalties of $13.6 million (2023: $13.8m).

▪	TAZVERIK® revenue was $0.9 million (2023: $1.0m) mainly from sales in Hainan and Hong Kong.

▪	Takeda upfront, regulatory milestones and R&D services revenue decreased to $67.0 million (2023: $345.9m, of which $280.0m was the recognized portion of the $400.0 million upfront cash payment received from Takeda in April 2023).

▪	Other revenue of $24.9 million (2023: $18.5m), primarily related to milestone payment of $6.0 million from AstraZeneca and fees from AstraZeneca and Lilly for development and regulatory activities.

•	Other Ventures consolidated revenue decreased 14% (12% at CER) to $266.8 million (2023: $309.4m), primarily as a result of lower COVID-related prescription drug distribution sales in 2024. This excluded non-consolidated revenue at SHPL of $393.5 million (2023: $385.5m).

Net Expenses for 2024 were $592.5 million compared to $737.2 million in 2023, reflecting strong efforts on cost control.

•	Cost of Revenue decreased by 9% to $348.9 million (2023: $384.4m), which was mainly due to lower revenue from Other Ventures. Cost of revenue as a percentage of oncology product revenue improved (from 56% in 2023 to 34% in 2024) due to favorable product mix and economies of scale.

•	R&D Expenses reduced 30% to $212.1 million (2023: $302.0m), mainly due to restructuring of teams outside of China, with clinical and regulatory expenses in the US and Europe decreasing to $34.5 million (2023: $106.9m). China investment was $177.6 million (2023: $195.1m) which reflects both a decrease in cost for completed studies with NDAs under review and an ongoing commitment to key assets with global potential in our internal pipeline, including the development of the next-generation ATTC platform.

•	S&A58 Expenses were $112.9 million (2023: $133.2m), which decreased primarily due to tighter controls over administrative spending $64.3 million (2023: $79.8m) and lower selling expenses $48.6 million (2023: $53.4m) as we realized efficiencies from a salesforce already scaled to support revenue growth.

•	Other Items mainly comprised of equity in earnings of SHPL, interest income and expense, FX and taxes, generated net income of $81.4 million (2023: $82.4m).

Net Income attributable to HUTCHMED for 2024 was $37.7 million compared to $100.8 million in 2023.

•	The net income attributable to HUTCHMED in 2024 was $0.04 per ordinary share / $0.22 per ADS[59], (2023: $0.12 per ordinary share / $0.59 per ADS).

Cash, Cash Equivalents and Short-Term Investments were $836.1 million as of December 31, 2024 compared to $886.3 million as of December 31, 2023.

•	Adjusted Group (non-GAAP60) net cash flows excluding financing activities in 2024 were -$19.5 million mainly due to net income attributable to HUTCHMED of $37.7 million offset by changes in working capital of $62.2 million from partner milestones achieved and receivable at the end of 2024 and ongoing recognition of Takeda deferred revenue (2023: $206.7m due to the receipt of $435 million in upfront and milestone payments from Takeda).

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•	Net cash used in financing activities in 2024 totaled $30.7 million mainly due to purchases for equity awards of $36.1 million (2023: net cash generated from financing activities of $48.7m mainly due to drawdowns of bank borrowings).

FINANCIAL GUIDANCE

HUTCHMED provides full year 2025 guidance for Oncology/Immunology consolidated revenue of $350 million to $450 million. HUTCHMED’s work in 2025 and beyond will be supported by its strong balance sheet. The Company will continue to be financially self-reliant while supporting investments to bring innovative medicines to patients globally.

Shareholders and investors should note that:

•	The Company does not provide any guarantee that the statements contained in the financial guidance will materialize or that the financial results contained therein will be achieved or are likely to be achieved; and

•	The Company has in the past revised its financial guidance and reference should be made to any announcements published by it regarding any updates to the financial guidance after the date of publication of this announcement.

Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

FINANCIAL STATEMENTS

HUTCHMED will today file with the US Securities and Exchange Commission its Annual Report on Form 20-F.

Financial Summary

Condensed Consolidated Balance Sheets Data

(in $’000)

	As of December 31,
	2024	2023
Assets
Cash and cash equivalents and short-term investments	836,110	886,336
Accounts receivable	155,537	116,894
Other current assets	74,908	93,609
Property, plant and equipment	92,498	99,727
Investment in an equity investee	77,765	48,411
Other non-current assets	37,378	34,796
Total assets	1,274,196	1,279,773
Liabilities and shareholders’ equity
Accounts payable	42,521	36,327
Other payables, accruals and advance receipts	256,124	271,399
Deferred revenue	98,503	127,119
Bank borrowings	82,806	79,344
Other liabilities	22,389	22,197
Total liabilities	502,343	536,386
Company’s shareholders’ equity	759,929	730,541
Non-controlling interests	11,924	12,846
Total liabilities and shareholders’ equity	1,274,196	1,279,773

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Condensed Consolidated Statements of Operations Data

(in $’000, except share and per share data)

	Year Ended December 31,
	2024	2023
Revenue:
Oncology/Immunology – Marketed Products	271,534	164,165
Oncology/Immunology – R&D	91,831	364,451
Oncology/Immunology Consolidated Revenue	363,365	528,616
Other Ventures	266,836	309,383
Total revenue	630,201	837,999

Operating expenses:
Cost of revenue	(348,884)	(384,447)
Research and development expenses	(212,109)	(302,001)
Selling and administrative expenses	(112,913)	(133,176)
Total operating expenses	(673,906)	(819,624)

Other income, net	42,598	39,933
(Loss)/income before income taxes and equity in earnings of an equity investee	(1,107)	58,308
Income tax expense	(7,192)	(4,509)
Equity in earnings of an equity investee, net of tax	46,469	47,295
Net income	38,170	101,094
Less: Net income attributable to non-controlling interests	(441)	(314)
Net income attributable to HUTCHMED	37,729	100,780

Earnings per share attributable to HUTCHMED (US$ per share)
– basic	0.04	0.12
– diluted	0.04	0.12
Number of shares used in per share calculation
– basic	855,351,683	849,654,296
– diluted	872,829,129	869,196,348

Earnings per ADS attributable to HUTCHMED (US$ per ADS)
– basic	0.22	0.59
– diluted	0.22	0.58
Number of ADSs used in per share calculation
– basic	171,070,337	169,930,859
– diluted	174,565,826	173,839,270

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, and the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

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Contacts

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean HUTCHMED (China) Limited and its subsidiaries unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, that any approvals which have been obtained will continue to remain valid and effective in the future, or that the sales of products marketed or otherwise commercialized by HUTCHMED and/or its collaboration partners (collectively, “HUTCHMED’s Products”) will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the delay or inability of a drug candidate to meet the primary or secondary endpoint of a study; the delay or inability of a drug candidate to obtain regulatory approval in different jurisdictions or the utilization, market acceptance and commercial success of HUTCHMED’s Products after obtaining regulatory approval; discovery, development and/or commercialization of competing products and drug candidates that may be superior to, or more cost effective than, HUTCHMED’s Products and drug candidates; the impact of studies (whether conducted by HUTCHMED or others and whether mandated or voluntary) or recommendations and guidelines from governmental authorities and other third parties on the commercial success of HUTCHMED’s Products and drug candidates in development; the ability of HUTCHMED to manufacture and manage supply chains, including various third party services, for multiple products and drug candidates; the availability and extent of reimbursement of HUTCHMED’s Products from third-party payers, including private payer healthcare and insurance programs and government insurance programs; the costs of developing, producing and selling HUTCHMED’s Products; the ability to obtain additional funding when needed; the ability to obtain and maintain protection of intellectual property for HUTCHMED’s Products and drug candidates; the ability of HUTCHMED to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the successful disposition of its non-core business; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates, uncertainties in global interest rates, and geopolitical relations, sanctions and tariffs. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Medical Information

This announcement contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Ends

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OPERATIONS REVIEW

Oncology/Immunology

We discover, develop, manufacture and market targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 890 scientists and staff, and an in-house oncology commercial organization of approximately 770 staff, based in Shanghai, Suzhou, Beijing and Hong Kong in China and New Jersey in the US.

Out of our 13 drug candidates in various stages of clinical trials, three medicines, fruquintinib, surufatinib and savolitinib, have been approved in mainland China. Fruquintinib has also been approved in the US, EU, Japan, and in ten other jurisdictions as of December 2024. Savolitinib has completed an overseas Phase II study and the data is being shared with global regulatory authorities. Our fourth and fifth medicines, tazemetostat and sovleplenib, have been accepted for review by the NMPA in China, pending approval. Beyond these drug candidates, our novel discovery and early-stage development is focused on progressing drug candidates from our ATTC next-generation technology platform, which currently has several molecules in the pre-clinical stage.

MARKETED PRODUCT SALES

In-market sales of HUTCHMED’s novel oncology products grew 134% (136% at CER) to $501.0 million (2023: $213.6m) in 2024, predominantly from the launch of FRUZAQLA®. Despite continuing impact from regulatory challenges in China from the third quarter of 2023 onwards, China in-market sales grew 6% (8% at CER) to $210.4 million (2023: $198.5m).

Our commercial team in China has improved sales efficiency; integrated market access with synergies; and a strengthened compliance system to embrace a volatile and competitive environment. Our overseas marketing partner successfully expanded geographical approval and reimbursement coverage.

Fruquintinib (FRUZAQLA® outside of China, ELUNATE® in China)

CRC is a cancer that starts in either the colon or rectum. According to the International Agency for Research on Cancer/World Health Organization, CRC is the third most prevalent cancer worldwide, associated with more than 1.9 million new cases and 900,000 deaths in 2022. In particular, it estimates China, the US, Europe and Japan had approximately 517,000; 153,000; 538,000 and 146,000 new cases in 2022, making it the first or second most common cancer in each region. Although early-stage CRC can be surgically resected, metastatic CRC remains an area of high unmet need with poor outcomes and limited treatment options.

FRUZAQLA® was launched by Takeda in the US within 48 hours after it was approved for 3L CRC on November 8, 2023. FRUZAQLA® was also approved in the EU on June 20, 2024 following a positive opinion from the Committee for Medicinal Products for Human Use on April 25, 2024. It was also approved in 10 other countries in the second half of 2024 and early 2025, including Japan. Spain was the first country in Europe to include FRUZAQLA® in its national reimbursement recommendation in December 2024. Additional regulatory applications and reimbursement negotiations are progressing. According to Takeda, uptake has been strong, exceeding expectations. In 2024, FRUZAQLA® achieved in-market ex-China sales of $290.6 million (2023: $15.1m). It triggered a milestone payment of $20 million from Takeda as it reached the annual sales threshold of $200 million in October 2024, within one year after launch.

This US patient uptake was in parallel to the inclusion of fruquintinib to the 2023 “NCCN Clinical Practice Guidelines for Colon Cancer” and the 2023 “NCCN Clinical Practice Guidelines for Rectal Cancer” on November 16, 2023. Fruquintinib has also been successfully recommended in several other major treatment guidelines for CRC. These will continue to drive awareness and usage of fruquintinib among doctors and patients.

ELUNATE® in China achieved in-market sales of $115.0 million in 2024, up 7% (9% at CER) versus 2023 ($107.5m). Under the terms of our agreement with Lilly, HUTCHMED manages all on-the-ground medical detailing, promotion and local and regional marketing activities for ELUNATE® in China. In 2024 we consolidated $86.3 million as revenue for ELUNATE®, equal to 75% of in-market sales, from manufacturing revenue, promotion and marketing services revenue and royalties paid to us by Lilly.

We believe that ELUNATE® is clearly differentiated from competitors. Growth has slowed as competition increased with the launch of generic versions of competitors (regorafenib and trifluridine/tipiracil). ELUNATE® was the leading treatment for late-stage CRC with 47% of 3L-treated patient-share according to an IQVIA tracking study in the second quarter of 2024. In December 2024, ELUNATE® combined with sintilimab was approved for the treatment of 2L pMMR EMC. EMC has an estimated 82,000 new cases and 17,000 deaths in China in 2020.

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In January 2024, ELUNATE® was approved in Hong Kong. This was the first medicine to be approved under the new registration mechanism for new drugs, the 1+ Mechanism. It was subsequently the first ever innovative oncology medicine to be directly added for full reimbursement in the Hospital Authority Drug Formulary. Following negotiations with the China NHSA61, ELUNATE® continues to be included in the NRDL for a new two-year term from January 2024 at the same price as the 2023 NRDL price.

Savolitinib (ORPATHYS® in China)

ORPATHYS® is the first-in-class selective MET inhibitor to be approved in China, launched and marketed by our partner, AstraZeneca for NSCLC patients with METex14. More than a third of the world’s lung cancer patients are in China. Among those with NSCLC globally, approximately 2-3% have tumors with METex14.

In-market sales for ORPATHYS® decreased 2% (flat at CER) in 2024 to $45.5 million (2023: $46.1m) resulting in our consolidation of $13.6 million (2023: $13.8m) in royalties and $10.9 million (2023: $15.1m) in manufacturing revenue. Competition intensified with four other MET inhibitors approved and included in the NRDL, constraining near-term sales growth of ORPATHYS®. Manufacturing revenue dropped as demand normalized in 2024 after channel stock preparation ahead of its NRDL inclusion in 2023.

In January 2025, ORPATHYS® was granted full approval by the NMPA for both 1L and 2L METex14 NSCLC, strengthening its market position. Future sales may accelerate further should the NMPA approve the NDA under priority review for the treatment of EGFRm 2L NSCLC with MET amplification, which is a much larger potential market than METex14 NSCLC. MET aberration is a major mechanism for acquired resistance to first/second/third-generation EGFR TKIs. Among patients who experience disease progression post-osimertinib treatment, approximately 15-50% present with MET aberration. ORPATHYS® renewed its NRDL coverage for a new two-year term from January 2025, at the same price as the 2024 NRDL price. In February 2025, ORPATHYS® was approved in Hong Kong under 1+ Mechanism.

Surufatinib (SULANDA® in China)

SULANDA® was launched in China in 2021 for the treatment of all advanced NETs for which we believe there is an approximate incidence of 40,000 new patients per year in China.

Total in-market sales in 2024 increased by 12% (14% at CER) to $49.0 million (2023: $43.9 million). According to IQVIA tracking study report in the third quarter of 2024, SULANDA® maintained its position in the market with 27% prescription share in NET treatment, ahead of competitors SUTENT® and AFINITOR®.

Following negotiations with the China NHSA, SULANDA® renewed its NRDL coverage for a new two-year term from January 2024, at the same price as the 2023 NRDL price. Doctors’ acceptance and patients’ access to SULANDA® continue to increase, on the back of inclusion in CSCO Guidelines for Diagnosis and Treatment of Neuroendocrine Tumors (2024), CACA Guidelines for Diagnosis and Treatment of Neuroendocrine Tumors (2024), Chinese Multidisciplinary Expert Consensus on the Rational Clinical Use of Surufatinib (2024) and CMA Consensus on Standardized Diagnosis and Treatment of Pancreatic Neuroendocrine Tumors (2023).

Tazemetostat (TAZVERIK® in Hainan, Hong Kong and Macau, China; the US and Japan)

HUTCHMED has commercial rights to TAZVERIK® in China. It is marketed in the US by Epizyme, Inc., an Ipsen62 company, and in Japan by Eisai Co., Ltd. In May 2022, TAZVERIK® was approved to be used in the Hainan Pilot Zone63 for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA64. Tazemetostat is now included in four treatment guidelines and consensus recommendations: CSCO Guidelines for Lymphoid Malignancies, CSCO Guidelines for Bone and Soft Tissue Sarcoma, CACA Expert Consensus on Diagnosis and Treatment of Follicular Lymphoma in Elderly Patients in China and CACA Guidelines for Diagnosis and Treatment of Follicular Lymphoma in China. While not approved by the NMPA or included in the NRDL coverage yet, it has been listed in close to 50 city supplementary healthcare insurance. About 29 epithelioid sarcoma patients had received treatment as of the end of 2024 (2023: 19).

In July 2024, the NDA for tazemetostat for the treatment of adult patients with R/R follicular lymphoma was accepted for review and granted Priority Review by the NMPA. In May 2024, it was approved in Hong Kong.

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RESEARCH & DEVELOPMENT

With US and EU approvals of fruquintinib in November 2023 and June 2024, respectively, we now possess a track record of discovery, clinical development and marketing approval of an innovative medicine globally. Our strategy is aimed at accelerating our path to establish a long-term sustainable business, by prioritizing late-stage and registrational studies in China and partnering outside of China. HUTCHMED intends to continue to run early phase development programs for selected drug candidates internationally where we believe we can differentiate from a global perspective.

Antibody-Targeted Therapy Conjugate Technology Platform

In January 2025, we announced our next-generation in-house technology platform in antibody-targeted therapy conjugates, or ATTCs. For over three years, we have invested significant resources into this new platform, which should provide multiple drug candidates in the future. Compared to traditional cytotoxin-based antibody-drug conjugates, the traditional toxin-based payload is replaced with a targeted small molecule. Thus unlike traditional antibody-drug conjugates, ATTCs have potential to be administered in combination with chemotherapy or other targeted agents, which is particularly important in frontline settings.

Another benefit of such design is to further optimize the strength of the small-molecule drug, which may otherwise be limited by a narrow therapeutic window. Through a reduction of off-tumor or off-target toxicity, our platform is designed to deliver highly potent concentrations of small molecule inhibitors to target sites. This has potential to confer efficacy in a broad array of indications with high unmet needs and enable long-term usage. More generally, our ATTC platform has the potential to incorporate high molecular weight drug payloads such as proteolysis targeting chimeras (PROTACs) and protein-protein inhibitors (PPIs).

Pre-clinical data to date suggests robust anti-tumor activity and durable response with our ATTC candidates, compared to monoclonal antibodies in combination with targeted small molecule therapy in a variety of tumor types. IND-enabling work is ongoing and first global clinical trials, including in China, are expected to initiate in late 2025.

Below is a summary update of the clinical trial progress of our investigational drug candidates. For more details about each trial, please refer to recent scientific publications.

Savolitinib (ORPATHYS® in China)

Savolitinib is an oral, potent, and highly selective oral inhibitor of MET. In global partnership with AstraZeneca, savolitinib is being studied in NSCLC, PRCC65 and gastric cancer clinical trials, both as monotherapy and in combinations. AstraZeneca has paid HUTCHMED $91 million in upfront, development and approval milestones under the collaboration.

MET-aberration is a major mechanism for acquired resistance to both first/second-generation EGFR TKIs as well as third-generation EGFR TKIs like TAGRISSO®. Among patients who experience disease progression post-TAGRISSO® treatment, approximately 15-50% present with MET aberration, depending on the sample type, detection method and assay cut-off used. Savolitinib has been studied extensively in these patients in the TATTON (NCT02143466) and SAVANNAH (NCT03778229) studies. The encouraging results led to the initiation of three Phase III studies: SACHI and SANOVO were initiated in China in 2021, and the global, pivotal Phase III SAFFRON study started enrollment in 2022.

Savolitinib – NSCLC updates:

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + TAGRISSO®	SACHI: 2L EGFRm; EGFR TKI refractory; MET amplified	China	III	Interim analysis met primary endpoint; NDA accepted by the NMPA with priority review in Dec 2024	NCT05015608
Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm; TAGRISSO® refractory; MET amplified or overexpressed	Global	II	Fully enrolled in Feb 2024; positive results announced in Oct 2024	NCT03778229
Savolitinib + TAGRISSO®	SAFFRON: 2L/3L EGFRm; TAGRISSO® refractory; MET amplified or overexpressed	Global	III	Ongoing	NCT05261399
Savolitinib + TAGRISSO®	SANOVO: 1L EGFRm; MET overexpressed	China	III	Ongoing	NCT05009836
Savolitinib monotherapy	2L METex14 NSCLC	China	II	Conditionally approved & launched for 2L in 2021	NCT02897479
Savolitinib monotherapy	1L/2L METex14 NSCLC	China	IIIb	Fully approved for 1L/2L in Jan 2025; final data at ELCC[66] 2024	NCT04923945

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The SACHI China Phase III study met the primary endpoint of PFS during its interim analysis towards the end of 2024 and filed the NMPA NDA, which was accepted and granted Breakthrough Therapy Designation and Priority Review status in December 2024. SACHI evaluated the combination of savolitinib and TAGRISSO® for the treatment of patients with EGFRm NSCLC and MET amplification after progression on EGFR TKI compared to pemetrexed plus platinum doublet-chemotherapy. Results will be submitted for presentation at an upcoming scientific conference.

In October 2024, positive results from the SAVANNAH global Phase II study demonstrated high, clinically meaningful and durable response rate. EGFRm NSCLC patients in the study had progressed following TAGRISSO® due to MET amplification or overexpression, defined as IHC90+ and/or FISH10+. In January 2023, the FDA designated as a Fast Track development program the investigation of savolitinib for use in combination with TAGRISSO® for the treatment of patients with locally advanced or metastatic NSCLC whose tumors have MET overexpression and/or amplification, as detected by a FDA-approved test, and who have had disease progression during or following prior TAGRISSO®. Results are expected to be presented at ELCC. In comparison to other treatments options, this treatment is chemotherapy-free, biomarker-specific and orally administered, aiming for a balanced efficacy, safety and quality-of-life profile for lung cancer patients. Our partner AstraZeneca is sharing this data with global regulatory authorities.

The SAFFRON global Phase III confirmatory study, which will evaluate the efficacy and safety of savolitinib in combination with TAGRISSO® compared to pemetrexed plus platinum doublet-chemotherapy, has opened approximately 250 sites in over 20 countries, and is expected to complete enrollment in the second half of 2025.

The SANOVO China Phase III study on 1L patients with EGFRm and MET overexpression continues to enroll patients. Patients are treated with a combination of savolitinib and TAGRISSO®, with a control group of placebo and TAGRISSO®. In a similar setting, an investigator-initiated prospective, two-arm, randomized, multi-center Phase II China study, FLOWERS, presented interim analysis results at WCLC67 2024 (NCT05163249). 1L NSCLC patients with EGFRm and MET overexpression or amplification received either TAGRISSO® monotherapy (N=23) or a combination of savolitinib and TAGRISSO® (N=21). As of May 28, 2024, the median follow-up was 8.2 months. The confirmed ORR in the monotherapy and combination cohorts were 60.9% and 90.5%, with DCR68 of 87% and 95.2%, respectively. Immature PFS data also showed a positive trend in favor of the combination therapy, with median PFS of 9.3 months and 19.6 months in the monotherapy and combination cohorts with maturity of 34.8% and 23.8%, respectively.

METex14, EGFR wild type NSCLC in China – The June 2021 monotherapy conditional approval by the NMPA was based on positive results from a Phase II trial conducted in China in previously-treated patients with NSCLC with METex14 (NCT02897479). Final results from a confirmatory Phase IIIb study in this patient population (NCT04923945) were disclosed at ELCC 2024, providing evidence for savolitinib as a targeted treatment option for treatment-naïve or previously treated patients with METex14 NSCLC.

In treatment-naïve patients, ORR was 62.1% (95% CI69: 51.0–72.3%), DCR was 92.0% (95% CI: 84.1–96.7%) and median DoR70 was 12.5 months (95% CI: 8.3–15.2), as assessed by independent review. Median PFS was 13.7 months (95% CI: 8.5–16.6) and median OS was not reached with median follow-up of 20.8 months.

In previously treated patients, ORR was 39.2% (95% CI: 28.4–50.9%), DCR was 92.4% (95% CI: 84.2–97.2%) and median DoR was 11.1 months (95% CI: 6.6– not reached), as assessed by independent review. Median PFS was 11.0 months (95% CI: 8.3–16.6) and median OS was not mature with median follow-up of 12.5 months.

Responses occurred early (time to response 1.4-1.6 months) in both treatment-naïve and previously treated patients. The safety profile was tolerable and no new safety signals were observed. The most common drug-related treatment-emergent adverse events of Grade 3 or above (5% or more of patients) were abnormal hepatic function (16.9%), increased alanine aminotransferase (14.5%), increased aspartate aminotransferase (12.0%), peripheral oedema (6.0%) and increased gamma-glutamyl transferase (6.0%).

In January 2025, we received additional approval from the NMPA for treatment-naïve patients, and full unconditional approval for previously treated patients.

Savolitinib – Gastric cancer:

MET-driven gastric cancer has a very poor prognosis. Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer, of which approximately 5% of all gastric cancer patients, demonstrated promising efficacy, including VIKTORY (NCT02299648). The VIKTORY study reported a 50% ORR with savolitinib monotherapy in gastric cancer patients whose tumors harbor MET amplification.

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Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	3L gastric cancer with MET amplification. Two stages	China	II	~68 patient registration cohort enrolling; Breakthrough Therapy Designation	NCT04923932

Preliminary efficacy and safety data from an interim analysis of 20 patients in a Phase II trial of savolitinib monotherapy in patients with MET-amplified advanced or metastatic gastroesophageal junction adenocarcinomas or gastric cancer, showed promising efficacy in patients with MET-amplified diseases, particularly in patients with high MET gene copy number. Confirmed ORR by independent review was 50% in the 16 patients with high MET gene copy number. DoR rate at 4-months was 85.7%. The most common grade 3 or above TRAEs71 (more than 5%) were decreased platelet count, hypersensitivity, anemia, neutropenia and abnormal hepatic function. Following consultation with the NMPA with this data, a patient registration cohort is expected to complete enrollment in the second half of 2025.

Savolitinib – Kidney cancer:

MET is a key genetic driver in PRCC. Emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity. PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. Savolitinib has been studied in multiple global studies in PRCC patients, including the SAVOIR monotherapy (NCT03091192) and CALYPSO combination therapy (NCT02819596) global Phase II trials, that both demonstrated highly encouraging results. 24-month follow-up of CALYPSO trial showed median PFS of 15.7 months and median OS of 27.4 months in MET-driven PRCC patients. These results led to the initiation of SAMETA global Phase III trial in 2021, which completed enrollment of 140 patients in 2024.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + IMFINZI®	SAMETA: MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	Completed enrollment	NCT05043090

Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China)

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to have enhanced selectivity that limits off-target kinase activity, allowing for drug exposure that achieves substained target inhibition. Fruquintinib has been studied in clinical trials both as a monotherapy and in combination with other agents. Aside from its first approved indication of previously-treated metastatic CRC (in China, the US, the EU and Japan, among others), it was also approved for 2L EMC in China in December 2024. A Phase III trial for 2L RCC met its primary endpoint of PFS in March 2025.

In China, fruquintinib is co-marketed by HUTCHMED in partnership with Lilly. Takeda has an exclusive worldwide license to develop and commercialize fruquintinib in all indications and territories outside of mainland China, Hong Kong and Macau. It has paid $470 million in upfront and milestone payments. HUTCHMED is also receiving royalties on net sales.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO-2: 4L72 CRC	Global	III	Approved for CRC & launched in the US Nov 2023; in the EU Jun 2024, in Argentina, Australia, Canada, Israel, Japan, Singapore, Switzerland, UAE & UK in H2 2024, & South Korea in Mar 2025	NCT04322539
Fruquintinib monotherapy	FRESCO: 3L CRC	China	III	Approved for 3L CRC & launched in 2018	NCT02314819
Fruquintinib + sintilimab	FRUSICA-1: 2L pMMR EMC	China	II	Approved & launched in China in Dec 2024; data at ASCO 2024	NCT03903705
Fruquintinib + sintilimab	FRUSICA-2: 2L RCC	China	III	Fully enrolled; met primary endpoint Mar 2025	NCT05522231
Fruquintinib + sintilimab	FRUSICA-3: 2L pMMR endometrial cancer	China	III	Ongoing since Dec 2024	NCT06584032
Fruquintinib + sintilimab	Clear cell RCC	China	Ib/II	Fully enrolled; Updated data at ASCO 2023; Data published on Targeted Oncology	NCT03903705

Fruquintinib – CRC updates:

FRESCO-2 (NCT04322539) – Positive results from this randomized, double-blind, placebo-controlled, global Phase III study in 691 patients demonstrated that treatment with fruquintinib resulted in a statistically significant and clinically meaningful increase in OS and the key secondary endpoint of PFS compared to treatment with placebo. Fruquintinib (FRUZAQLA® outside China) was approved by the FDA in November 2023 and by the European Commission in June 2024. It was also approved in 10 other countries in 2024 and early 2025.

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A sub-group analysis of FRESCO-2 was presented at ASCO 2024. Regardless of whether the patients had regorafenib first or trifluridine/tipiracil first or both before being treated with fruquintinib, their median PFS are very similar at 3.6 to 3.8 months, compared to placebo group at 1.7 to 1.9 months. OS was longest in regorafenib and trifluridine/tipiracil-naive patients at 9.3 months (vs 6.6m placebo) but still showed statistically significant benefits in all groups of patients previously treated with regorafenib (10.2m vs. 8.2m) or trifluridine/tipiracil (7.7m vs 5.1m) or regorafenib followed by trifluridine/tipiracil (8.5m vs 4.8m).

Fruquintinib – Combinations with checkpoint inhibitors updates:

FRUSICA-1 Advanced EMC registration-intent cohort of sintilimab combination (NCT03903705) – Platinum-based systemic chemotherapy is the standard 1L treatment for advanced EMC in China. However, patients who progress following 1L therapy have limited treatment options, and the prognosis remains poor. Data in this EMC cohort was encouraging. We had agreed with the NMPA to expand this cohort into a single-arm registrational Phase II study and were subsequently granted Breakthrough Therapy Designation. In April 2024, the NDA was accepted by the NMPA with Priority Review status and conditionally approved in December 2024.

Phase II results were presented at ASCO 2024. The primary endpoint was ORR per RECIST v1.1, assessed by independent review. The combination showed meaningful efficacy improvements in advanced EMC patients with pMMR status, regardless of prior bevacizumab treatment, with a manageable safety profile. The median follow-up time was 15.7 months. The ORR in 87 efficacy evaluable patients was 35.6% including two complete responses. DCR was 88.5%, and DoR was not reached, with 80.7% remaining in response after nine months. Amongst the 98 patients, median PFS was 9.5 months, and median OS was 21.3 months.

FRUSICA-2 Advanced metastatic RCC Phase III of sintilimab combination (NCT05522231) – In 1L clear cell RCC, clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the 2L setting. Phase II (NCT03903705) data disclosed at ASCO 2023 showed encouraging anti-tumor efficacy and durability in these patients. PFS results from this exploratory study of the fruquintinib and sintilimab combination in metastatic clear cell RCC were reported. At data cut-off on November 30, 2022, median PFS was 15.9 months in 20 previously treated patients. No new safety signals were observed.

A randomized, open-label, active-controlled Phase III trial was initiated in October 2022, to evaluate the efficacy and safety of fruquintinib in combination with sintilimab versus axitinib or everolimus monotherapy for the 2L treatment of advanced RCC. The primary endpoint of PFS was met in March 2025 with a total of 234 patients enrolled.

FRUSICA-3 Advanced EMC confirmatory Phase III of sintilimab combination (NCT06584032) – A randomized, open-label, active-controlled Phase III trial to evaluate the efficacy and safety of fruquintinib in combination with sintilimab versus paclitaxel for the 2L treatment of advanced EMC with pMMR. The primary endpoint is OS. The first patient was enrolled in December 2024.

Fruquintinib – Gastric cancer updates:

FRUTIGA (NCT03223376) – This Phase III study in China to evaluate fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, for 2L treatment of advanced gastric cancer, enrolled approximately 700 patients in July 2022. Patients on fruquintinib combined with paclitaxel achieved median PFS of 5.6 months, vs 2.7 months in the control group on paclitaxel only with HR of 0.569 and p < 0.0001. There was a numerical improvement in OS, with median OS of 9.6 months vs. 8.4 months; however, this was not statistically significant. There was an imbalance of patients receiving subsequent antitumor therapies across the two groups, with 52.7% in the fruquintinib plus paclitaxel group vs. 72.2% in the paclitaxel monotherapy group. In a pre-specified sensitivity analysis, when excluding patients taking subsequent antitumor therapy, OS improvement was statistically significant for the treatment arm at 6.9 months vs. 4.8 months in the control arm with HR of 0.72 and p=0.0422. Results were presented at ASCO Plenary in February 2024 and published in Nature Medicine in June 2024. In April 2023, the NDA in China was accepted for review by the NMPA. In August 2024, we voluntarily withdrew the NDA after we determined that the submission was unlikely to support an approval.

Fruquintinib – Exploratory development:

In China, we support an investigator-initiated trial program for fruquintinib, and there are about 100 of such trials ongoing in various solid tumor settings. A number of investigator-initiated trials were presented at 2024 ASCO GI, AACR, ASCO, ESMO73 and ESMO Asia, including initial results of a Phase II study of fruquintinib in combination with investigator’s choice of chemotherapy in 2L metastatic CRC with microsatellite stable phenotype, as well as fruquintinib monotherapy for the treatment of biliary tract cancer and soft tissue sarcoma.

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Surufatinib (SULANDA® in China)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in clinical trials both as a monotherapy and in combinations, and is approved in China. HUTCHMED currently retains rights to surufatinib worldwide.

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors could help improve the anti-tumor activity of PD-174 antibodies. Several combination studies with PD-1 antibodies have shown promising data.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib + camrelizumab	1L PDAC	China	II/III	Ongoing since May 2024; Phase II fully enrolled in Nov 2024	NCT06361888
Surufatinib monotherapy	SANET-ep: epNET[75]	China	III	Approved; Launched in 2021	NCT02588170
Surufatinib monotherapy	SANET-p: pNET[76]	China	III	Approved; Launched in 2021	NCT02589821

Surufatinib – Combination therapy with checkpoint inhibitors:

Phase II/III trial combination with camrelizumab and chemotherapy for treatment-naïve PDAC (NCT06361888) – This is a multicenter, randomized, open-label, active-controlled, Phase II/III trial to evaluate the efficacy and safety of surufatinib combined with camrelizumab, nab-paclitaxel, and gemcitabine versus nab-paclitaxel plus gemcitabine as a treatment for adults with metastatic pancreatic cancer who have not been previously treated with a systemic anti-tumor therapy. After an initial safety run-in stage, the Phase II/III stage may enroll a further 500 patients, with a primary endpoint of OS. Other endpoints include ORR, PFS, DCR, safety, quality of life, DoR and time to response. The Phase II stage was fully enrolled in November 2024.

This study was informed in part by an investigator-initiated trial presented at ASCO GI 2024 (NCT05218889) using surufatinib combined with camrelizumab (an anti-PD-1) plus chemotherapy in 1L therapy for pancreatic adenocarcinoma, median PFS and OS were 9.0 and 13.3 months, respectively, compared to 5.8 and 8.6 months in the control group with chemotherapy only.

Surufatinib – Exploratory development:

In China, we support an investigator-initiated trial program for surufatinib, with about 100 of such trials in various solid tumor settings being conducted for both combination and single agent regimens. These trials explore and answer important medical questions in addition to our own company-sponsored clinical trials. A number of investigator-initiated trials were presented at 2024 ASCO GI, AACR, ASCO, WCLC, ESMO and ESMO Asia for surufatinib in combination with other agents, including with chemotherapy as well as with anti-PD-1 antibodies plus different chemotherapy regimens in various solid tumor types.

Sovleplenib (HMPL-523)

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological malignancies and immune diseases. Syk is a component in Fc receptor and B-cell receptor signaling pathway. Sovleplenib has been studied in clinical trials. HUTCHMED currently retains all rights to sovleplenib worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib	ESLIM-01: ≥2L ITP	China	III	Breakthrough Therapy Designation in Jan 2022; NMPA NDA accepted with Priority Review in Jan 2024; data at EHA 2024, ASH 2024 and in The Lancet Haematology	NCT05029635
Sovleplenib	≥2L ITP dose-finding study	Global	Ib	Opened	NCT06291415
Sovleplenib	ESLIM-02: Warm AIHA	China	II/III	Phase II completed; data at EHA 2024; Phase III ongoing since March 2024	NCT05535933

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ESLIM-01 (Evaluation of Sovleplenib for immunological diseases–01, NCT05029635) – We completed a randomized, double-blinded, placebo-controlled Phase III trial in China of sovleplenib in 188 adult patients with primary ITP who have received at least one prior line of standard therapy. ITP is an autoimmune disorder that can lead to increased risk of bleeding. The primary endpoint of the study is the durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. All endpoints were met in August 2023 and the NDA has been accepted for review and granted priority review by the NMPA in January 2024.

Phase III results were presented at EHA 2024 and published in The Lancet Haematology in June 2024. Sovleplenib demonstrated a clinically meaningful early and sustained durable platelet response in patients with primary ITP with durable response rate of 48.4% compared to zero with placebo (p<0.0001). The median time to response was 1.1 weeks with sovleplenib. It demonstrated a tolerable safety profile with grade 3 or above treatment-emergent adverse events in 25.4% of patients with sovleplenib and 24.2% with placebo. Sovleplenib also significantly improved quality of life in physical functioning and energy/fatigue (p<0.05). Most patients were heavily pretreated with a median of four prior lines of ITP therapy and a majority (71.3%) of the patients had received prior TPO/TPO-RA77 treatment. Further post-hoc subgroup analysis of the study demonstrated consistent clinical benefits across ITP patients regardless of prior lines of ITP therapies or prior TPO/TPO-RA exposure, regardless of TPO/TPO-RA treatment types and number of prior regimens.

Long-term follow-up results of the same study were presented at ASH 2024. As of January 31, 2024, a total of 179 pts (All Sov) were treated with at least one dose of sovleplenib, including 126 pts who initially received sovleplenib and 53 patients who crossed over from placebo (P-Sov). Durable response rate was 51.4% and 43.4% for the two groups and long-term durable response rate was 59.8% and 64.2%, with median cumulative duration of response of 38.9 weeks and 35.1 weeks, respectively. In the All Sov group, 54% of patients achieved duration of response for or more than 48 weeks and 26% lasted for or more than 72 weeks.

ESLIM-02 (China Phase II/III in warm AIHA, NCT05535933) – This is a randomized, double-blind, placebo-controlled Phase II/III study to evaluate the efficacy, safety, tolerability, and pharmacokinetics of sovleplenib in the treatment of warm AIHA. AIHA is the result of destruction of red blood cells due to the production of antibodies against red blood cells which bind to antigens on the red blood cell membrane in autoimmune disorders. The first patient was enrolled in September 2022. The Phase II part of the study met the primary endpoint and the Phase III study was initiated in March 2024.

The Phase II results were presented at EHA 2024 and published in The Lancet Haematology demonstrating encouraging hemoglobin benefit compared with placebo, with overall response rate of 43.8% vs. 0% in the first 8 weeks, and overall response rate of 66.7% during the 24 weeks of sovleplenib treatment (including patients that crossed over from placebo). It also demonstrated a favorable safety profile.

Tazemetostat

Tazemetostat is an inhibitor of EZH2 developed by Epizyme, an Ipsen company, that is approved in the US for the treatment of certain epithelioid sarcoma and follicular lymphoma patients, and in Japan for EZH2 gene mutation-positive follicular lymphoma patients. It is marketed by Epizyme in the US and by Eisai in Japan.

We have a collaboration with Epizyme to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan. Tazemetostat was approved in China Hainan Pilot Zone in 2022, in Macau in 2023 and in Hong Kong in May 2024.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Tazemetostat monotherapy	R/R 3L+ follicular lymphoma (registration-intent bridging)	China	II	NDA accepted with priority review status in July 2024	NCT05467943
Tazemetostat + lenalidomide + rituximab (R²)	SYMPHONY-1: 2L+ follicular lymphoma	Global	Ib/III	Ongoing; PhIb data at ASH 2022 and ASH 2023	NCT04224493

China Phase II bridging (NCT05467943) – We completed a China bridging study based on tazemetostat US approvals, with the NDA accepted by the NMPA with priority review status in July 2024.

SYMPHONY-1 Global Multi-Center Phase Ib/III combination in R/R follicular lymphoma (NCT04224493) – The Phase Ib open-label portion of the Epizyme-led SYMPHONY-1 trial showed ORR of 90.9%. In the recommended Phase III dose cohort, 18-month PFS and DOR estimates were 94.4% and 100%, respectively. There were no dose-limiting toxicities. The Phase III study is ongoing. Epizyme is the sponsor of SYMPHONY-1 and HUTCHMED is leading the study in China.

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Fanregratinib (HMPL-453)

Fanregratinib is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. Approximately 10-15% of IHCC patients globally have tumors harboring FGFR2 fusion. HUTCHMED currently retains all rights to Fanregratinib worldwide. Fanregratinib has been studied in clinical trials with around 310 patients to date.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fanregratinib	2L cholangiocarcinoma (IHCC with FGFR fusion/rearrangement)	China	II	Results presented at ASCO 2023; registration cohort fully enrolled; readout expected in 2025	NCT04353375

China Phase II in IHCC (NCT04353375) – This is an open-label, single-arm China Phase II study to evaluate the efficacy and safety of fanregratinib in the treatment of patients with advanced IHCC harboring FGFR2 fusion/rearrangement after at least one line of systemic treatment failure or intolerance. Results from 25 patients were presented at ASCO 2023, supporting the choice of the recommended Phase II dose of 300mg oral QD78 (ORR of 50%). After consultation with the NMPA, a monotherapy registration trial design was agreed with ORR as primary endpoint. The trial was fully enrolled in March 2025, with readout expected in 2025.

Ranosidenib (HMPL-306)

Ranosidenib is a novel dual-inhibitor of IDH1 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among AML patients. According to the National Cancer Institute, there will be approximately 20,380 new cases of AML in the US in 2023 and the five-year relative survival rate is 31.7%. AML is estimated to reach 24,200 new cases in China in 2030. HUTCHMED currently retains all rights to ranosidenib worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Ranosidenib	RAPHAEL: 2L R/R IDH1/2m AML	China	III	Ongoing since May 2024	NCT06387069
Ranosidenib	Myeloid hematological malignancies	China	I	Completed; dose escalation data at EHA 2023; dose expansion data at EHA 2024	NCT04272957

RAPHAEL (China Phase III in 2L R/R AML NCT06387069) – This is a multicenter, randomized, open-label, registrational China Phase III study in approximately 320 patients with R/R AML harboring IDH1 and/or IDH2 mutations. The primary endpoint of OS, with secondary endpoints including event-free survival and complete remission rate, will be tested in comparison with current salvage chemotherapy regimens. The study was initiated in May 2024 and targets recruitment of about 320 patients.

China Phase I in hematological malignancies (NCT04272957) – This is a two-stage, open-label Phase I study in patients with R/R hematological malignancies harboring IDH1 and/or IDH2 mutations. Results of the dose expansion stage were presented at EHA 2024. The recommended phase II dose was determined as 250mg QD for cycle 1 and 150mg QD from cycle 2. Excluding one patient with non-hotspot mutations, rates of CR+CRh79 were 26.7% and 30.0% in IDH1 mutation and IDH2 mutation patients, respectively. Median OS was 13.4 months and 13.1 months in IDH1 mutation and IDH2 mutation patients, respectively. At the recommended phase II dose level, CR+CRh rates were 45.5% and 50.0% in patients with mutated IDH1 and IDH2, respectively. When patients with FLT380 and RAS81 mutations were excluded, CR+CRh rates increased to 50.0% and 62.5%. The median OS was not reached in patients with either mutated IDH1 or IDH2.

Treatment was well tolerated in all 59 patients. 98.3% patients experienced at least one treatment-emergent adverse events. The most common of any grade (at least 20% of patients) were decreased platelet count (54.2%), decreased neutrophil count (35.6%), anemia (39.0%), and decreased white blood cell count (32.2%). The majority of these TRAEs could be recovered from, after supportive treatment. Differentiation syndrome was observed in 8.5% patients, including 6.8% at grade 3, none of which led to treatment discontinuation or death.

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Early-stage Investigational Drug Candidates

HUTCHMED retains all worldwide rights to the following early-stage drug candidates.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760	R/R DLBCL[82]	China	II	Ongoing since Nov 2024	NCT06601504
HMPL-760	CLL[83], SLL[84], other B-NHL	China	I	Ongoing since Jan 2022	NCT05190068
HMPL-506	MLL[85]-rearranged/NPM1[86]-mutant acute leukemia	China	I	Ongoing since June 2024	NCT06387082
HMPL-415	Solid tumors	China	I	Ongoing since 2023	NCT05886374
HMPL-653	Solid tumors & tenosynovial giant cell tumors	China	I	Ongoing since 2022; fully enrolled	NCT05190068
HMPL-A83	Advanced malignant neoplasms	China	I	Ongoing since 2022	NCT05429008
HMPL-295	Solid tumors	China	I	Ongoing since 2021; data at ESMO Asia 2023 and ASCO 2024	NCT04908046

HMPL-760 is a novel, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. China Phase I studies, which opened in early 2022, included R/R B-cell non-Hodgkin’s lymphoma or CLL patients with or without a prior regimen containing a BTK inhibitor. The recommended Phase II dose was determined and dose expansion is ongoing. A China Phase II randomized, controlled study for R/R DLBCL enrolled its first patient in November 2024. HMPL-760 is used in combination with R-GemOx87 versus placebo in combination with R-GemOx, with primary endpoint of PFS.

HMPL-506 is a novel, selective Menin inhibitor. Menin is a scaffold protein that controls gene expression and cell signaling. MLL rearrangement and NPM1 mutation play key roles in acute leukemia. Current research has demonstrated that the inhibition of Menin interaction is a feasible therapeutic strategy in these MLL or NPM1 types of acute leukemia. A China Phase I study was initiated in June 2024.

HMPL-415 is a novel SHP288 allosteric inhibitor. SHP2 modulates diverse cell signaling events that control metabolism, cell growth, differentiation, cell migration, transcription and oncogenic transformation. It regulates key signaling events including RAS/ERK, PI3K89/AKT90, JAK91/STAT92 and PD-1 pathways downstream of several receptor tyrosine kinases. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors. A China Phase I study was initiated in July 2023.

HMPL-653 is a novel, selective and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. CSF-1R inhibitors may treat tenosynovial giant cell tumors and a variety of malignancies in combinations. Currently no CSF-1R inhibitor has been approved in China. A China Phase I study has completed enrollment.

HMPL-A83 is a novel IgG4-type humanized anti-CD47 monoclonal antibody. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system. In pre-clinical studies, HMPL-A83 demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells, as well as weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia. HMPL-A83 has also demonstrated strong anti-tumor activity in multiple animal models. A China Phase I study is ongoing.

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK93 pathway). The MAPK pathway is dysregulated in cancer, in which mutations or non-genetic events hyper-activate the pathway in up to 50% of cancers. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK. A China Phase I study is ongoing, with dose escalation stage results presented at ASCO 2024.

Immunology Collaboration with Inmagene

We have a strategic partnership with Inmagene to develop two novel drug candidates (IMG-004 and IMG-007) discovered by HUTCHMED for the potential treatment of multiple immunological diseases, with funding provided by Inmagene. HUTCHMED received shares representing approximately 7.5% of the shares in Inmagene (fully diluted) in July 2024, as consideration for Inmagene’s exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide.

On December 23, 2024, Inmagene and Ikena Oncology, Inc. (Nasdaq: IKNA, “Ikena”) announced that they had signed a merger agreement which the parties expect to close in mid-2025, subject to closing conditions. Following closing, HUTCHMED will have an interest in the Nasdaq-listed merged company.

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Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
IMG-007 (OX40 antibody)	Adults with moderate to severe atopic dermatitis	US / Canada	IIa	Full results; IIb planned Q1 2025	NCT05984784
IMG-007 (OX40 antibody)	Adults with alopecia areata with 50% or greater scalp hair loss	US / Canada	IIa	Fully enrolled; results pending	NCT06060977
IMG-004 (BTK inhibitor)	Adult healthy volunteers	US	I	Multiple ascending dose completed	NCT05349097

IMG-007, a novel antagonistic monoclonal antibody targeting the OX40 receptor with silenced antibody-dependent cell-mediated cytotoxicity function. OX40 is a costimulatory receptor, a member of the tumor necrosis factor receptor superfamily expressed predominantly on activated T cells. One Phase IIa study has announced results and one Phase IIa study has completed recruitment.

IMG-007 in atopic dermatitis (NCT05984784) – This trial evaluates the safety, pharmacokinetics and efficacy of IMG-007 in adult patients with moderate-to-severe atopic dermatitis who had inadequate response to and/or intolerant of topical therapies. Inmagene reported positive topline data from patients in the US and Canada in January 2025. A 4-week treatment with IMG-007 resulted in a mean reduction in EASI of 77% and EASI-75 response of 54%, at week 16. Durable inhibition of inflammatory markers was observed for up to 24 weeks. IMG-007’s subcutaneous formulation demonstrated an extended half-life of approximately 35 days. IMG-007 was overall well-tolerated with no reports of pyrexia or chills. Initiation of a Phase IIb dose-finding study with IMG-007’s subcutaneous formulation in patients with moderate-to-severe atopic dermatitis is planned for the first quarter of 2025.

IMG-007 in alopecia areata (NCT06060977) – This trial evaluates the safety and efficacy of IMG-007 in adults with alopecia areata with 50% or greater scalp hair loss. 29 patients from 11 sites in the US and Canada were given three doses over four weeks, with 24-week follow-up. The study was fully enrolled in May 2024 and the topline data readout is pending.

IMG-004, a small molecule inhibitor that binds to BTK in a non-covalent, reversible manner. Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable with potential for once daily dosing. IMG-004 was safe and well tolerated in the Phase I single ascending dose and multiple ascending dose studies in healthy volunteers in the US, at single doses of 30mg to 600mg and once daily doses of 50mg to 300mg for 10 days (NCT05349097). In the multiple-dose study, steady-state exposure over the entire dosing interval is estimated to have achieved at least 90% maximal inhibitory concentration (IC90). The data supports a potential therapeutic dose regimen of 50mg QD.

MANUFACTURING

We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Our new drug product facility in Shanghai is expected to increase our novel drug product manufacturing capacity by over five times. All our clinical supplies have completed technology transfer and are now being produced by our Shanghai factory. Our commercial supplies have also gradually migrated to this new facility, with significant production cost savings.

A commercial batch of savolitinib, which previously relied on a third-party manufacturer, was manufactured in the Shanghai factory in late 2024. This marked the first approval and delivery of commercial production from the Shanghai factory. We plan to complete site application and submission for surufatinib and fruquintinib in the second half of 2025, paving the way for their commercial production at the Shanghai factory.

We have established the FRUZAQLA® supply chain for the global markets including US, EU and Japan. Two drug product sites for supplying fruquintinib to the US market have been qualified: our own facility in Suzhou and a second site in Switzerland. Both sites have already successfully delivered commercial batches for product launches in several EU countries, the UK and Switzerland during 2024.

For our ATTC candidates, the Shanghai facility has commenced production of Good Manufacturing Practice-grade materials tailored for IND applications and clinical supply. For future ATTC production, we may consider further expansion of our facilities and/or external collaboration to scale up our biologics capacity.

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OTHER VENTURES

Our Other Ventures include drug marketing and distribution platforms covering about 290 cities and towns in China, primarily focusing on prescription drugs through joint ventures. In December 2024, HUTCHMED entered into agreements to dispose of a 45% equity interest in SHPL to focus on our global innovative drug discovery and development businesses.

In 2024, our Other Ventures consolidated revenue decreased 14% (12% at CER) to $266.8 million (2023: $309.4m). Consolidated net income attributable to HUTCHMED from our Other Ventures decreased by 5% (2% at CER) to $47.7 million (2023: $50.3m) due to disposal of interests in consumer products business in December 2023, lower COVID-related prescription drug distribution sales and fluctuation in net income contributed from SHPL.

Distribution Business (a 51%-held joint venture with Sinopharm Group Co. Ltd.): Revenue from the provision of services to third-party pharmaceutical companies in China decreased by 11% (9% at CER) to $262.8 million (2023: $295.4m), primarily as a result of lower COVID-related prescription drug distribution sales in 2024. This excluded commercial services provided for our own products.

In 2021, the Hong Kong International Arbitration Centre made a final award in favor of our Distribution Business against Luye94 in the amount of RMB253.2 million ($34.4 million), plus costs and interest (the “Award”), in connection with the termination of the right of our Distribution Business to distribute SEROQUEL® in China. In June 2022, Luye provided a bank guarantee of up to RMB286.0 million to cover the Award, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in our favor. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal in Hong Kong and judgment is awaited.

SHPL (a non-consolidated joint venture with Shanghai Pharma95): Sales of this own-brand prescription drugs business increased by 2% (5% at CER) to $393.5 million (2023: $385.5m) as volume growth offset price reduction in preparation for potential national implementation of volume-based procurement. Our share of equity in earnings of equity investee slightly decreased by 2% (increased 1% at CER) to $46.5 million (2023: $47.4m) mainly due to an increase in clinical trial investment for new products. SHPL’s main product is MUSKARDIA® (also known as She Xiang Bao Xin or SXBX pill), an oral vasodilator prescription therapy for coronary artery disease and the largest botanical prescription drug in this indication in China. Sales increased by 4% (7% at CER) to $362.3 million in 2024 (2023: $348.6m). MUSKARDIA® is fully reimbursed in all of China.

SHPL 45% Disposal: HUTCHMED had been exploring opportunities to unlock the underlying value of SHPL and focus resources on our global innovative drug discovery and development businesses. On December 31, 2024, HUTCHMED entered into two share purchase agreements to divest its 45% equity interest in SHPL for approximately $608 million in cash, to GP Health96 for a 35% equity interest in SHPL (“GP Health Sale Shares”) and Shanghai Pharma for a 10% equity interest in SHPL. Subsequently, pursuant to the share purchase agreement, GP Health designated and HUTCHMED entered into share purchase agreements with GP Zhicheng Private Equity97 and Shanghai Zhibaihe Enterprise Management98 to purchase a 25.1247% and a 9.8753% equity interest in SHPL, respectively, together representing all of the GP Health Sale Shares. On March 14, 2025, HUTCHMED dispatched to its shareholders a notice of Extraordinary General Meeting and circular to convene an Extraordinary General Meeting of its shareholders to approve the transactions on March 31, 2025. The transactions are conditional upon the satisfaction (or, where applicable, waiver) of certain conditions including the simultaneous closing of each share purchase agreement, approval by HUTCHMED shareholders and regulatory approvals.

Following closing of the transactions, HUTCHMED will retain a 5% equity interest in SHPL and the right to nominate one director of SHPL. There will be a three-year transition period in which HUTCHMED has the right to propose for nomination the General Manager of SHPL, and will guarantee to GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management a minimum SHPL net profit growth of at least ~5% annually, subject to total compensation, for not achieving such net profit growth, not exceeding approximately $95 million. It is estimated that HUTCHMED will record a gain on disposal of approximately $477 million before taxation, taking into account the carrying value of the shares sold and the present value of the maximum total compensation.

Dividends: In 2024, dividends of $34.9 million (2023: $42.3m) were paid from SHPL to the HUTCHMED Group with aggregate dividends received by HUTCHMED since inception of over $360 million.

Weiguo Su
Chief Executive Officer and Chief Scientific Officer
March 19, 2025

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USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with US GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•	Adjusted Group net cash flows excluding financing activities

•	CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We exclude deposits in and proceeds from short-term investments for the period and exclude the net cash generated from financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to US dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in net cash generated from operating activities to Adjusted Group net cash flows excluding financing activities:

($ in millions)	2024	2023
Net cash generated from operating activities	0.5	219.3
Net cash used in investing activities	(96.0)	(291.1)
Effect of exchange rate changes on cash and cash equivalents	(3.4)	(6.5)
Excludes: Deposits in short-term investments	1,848.8	1,627.8
Excludes: Proceeds from short-term investments	(1,769.4)	(1,342.8)
Adjusted Group net cash flows excluding financing activities	(19.5)	206.7

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Reconciliation of GAAP revenue and net income attributable to HUTCHMED to CER:

($ in millions, except %)	Year Ended December 31,		Change Amount			Change %
	2024	2023	Actual	CER	Exchange effect	Actual	CER	Exchange effect
Consolidated revenue	630.2	838.0	(207.8)	(197.7)	(10.1)	-25%	-24%	-1%

— Oncology/Immunology*	363.4	528.6	(165.2)	(161.5)	(3.7)	-31%	-31%	—

* Includes:
— Products Sales	271.5	164.2	107.3	110.8	(3.5)	65%	67%	-2%
— FRUZAQLA®	110.8	7.2	103.6	103.6	—	1,450%	1,450%	—
— ELUNATE®	86.3	83.2	3.1	4.9	(1.8)	4%	6%	-2%
— SULANDA®	49.0	43.9	5.1	6.1	(1.0)	12%	14%	-2%
— ORPATHYS®	24.5	28.9	(4.4)	(3.8)	(0.6)	-15%	-13%	-2%
— TAZVERIK®	0.9	1.0	(0.1)	—	(0.1)	-8%	-7%	-1%
— Takeda upfront, regulatory milestones and R&D services	67.0	345.9	(278.9)	(278.9)	—	-81%	-81%	—
— Other revenue (R&D services and licensing)	24.9	18.5	6.4	6.6	(0.2)	34%	36%	-2%

— Other Ventures^	266.8	309.4	(42.6)	(36.1)	(6.5)	-14%	-12%	-2%

^ Includes:
— Distribution business — prescription drugs	262.8	295.4	(32.6)	(26.2)	(6.4)	-11%	-9%	-2%

Non-consolidated joint venture revenue
— SHPL	393.5	385.5	8.0	18.1	(10.1)	2%	5%	-3%
— MUSKARDIA®	362.3	348.6	13.7	23.0	(9.3)	4%	7%	-3%

Consolidated net income attributable to HUTCHMED — Other Ventures	47.7	50.3	(2.6)	(1.0)	(1.6)	-5%	-2%	-3%
— Consolidated entities	1.2	2.9	(1.7)	(1.6)	(0.1)	-56%	-55%	-1%
— Equity investee
— SHPL	46.5	47.4	(0.9)	0.6	(1.5)	-2%	1%	-3%

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GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Driven by our strong product sales growth, we continued to generate a net income attributable to HUTCHMED of $37.7 million for the year ended December 31, 2024 (2023: $100.8m).

As of December 31, 2024, we had cash and cash equivalents and short-term investments of $836.1 million, unutilized bank facilities of $60.5 million and $82.8 million in bank borrowings.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, our joint venture is required to allocate certain of its after-tax profits as determined in accordance with related regulations and its respective articles of association to the reserve funds upon approval by its board.

Profit appropriated to the reserve funds for our subsidiaries and joint venture incorporated in the PRC was approximately $32,000 and $168,000 for the years ended December 31, 2024 and 2023, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $1.6 million as of December 31, 2024.

In addition, our non-consolidated joint venture, SHPL, held an aggregate of $50.9 million in cash and cash equivalents and no bank borrowings as of December 31, 2024. Such cash and cash equivalents are only accessible by us through dividend payments from the joint venture. The level of dividends declared by the joint venture is subject to agreement each year between us and our joint venture partner based on the profitability and working capital needs of the joint venture.

CASH FLOW

(in $’000)	Year Ended December 31,
	2024	2023
Cash Flow Data:
Net cash generated from operating activities	497	219,258
Net cash used in investing activities	(96,060)	(291,136)
Net cash (used in)/generated from financing activities	(30,667)	48,660
Net decrease in cash and cash equivalents	(126,230)	(23,218)
Effect of exchange rate changes	(3,401)	(6,471)
Cash and cash equivalents at beginning of the year	283,589	313,278
Cash and cash equivalents at end of the year	153,958	283,589

Net Cash generated from Operating Activities

Net cash generated from operating activities was $219.3 million for the year ended December 31, 2023, compared to $0.5 million for the year ended December 31, 2024. The net change of $218.8 million was attributable to a decrease of $63.1 million in net income attributable to HUTCHMED from $100.8 million for the year ended December 31, 2023 to $37.7 million for the year ended December 31, 2024. The net change was also attributable to changes in working capital of $133.3 million where there was an increase in cash from the working capital of $71.1 million for the year ended December 31, 2023 (primarily due to an increase of $119.8 million in deferred revenue mainly from the receipt of the Takeda upfront payment), as compared to a decrease in cash from the working capital of $62.2 million for the year ended December 31, 2024 (primarily due to an increase in accounts receivable of $38.5 million including regulatory approval milestone payments, royalties and manufacturing revenue from Takeda and a decrease in deferred revenue of $26.0 million including the $30.8 million revenue recognized from the Takeda upfront payment received during the year ended December 31, 2023).

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Net Cash used in Investing Activities

Net cash used in investing activities was $291.1 million for the year ended December 31, 2023, compared to $96.1 million for the year ended December 31, 2024. The net change of $195.0 million was primarily attributable to the movement in short-term investments of $205.6 million which had net deposits into short-term investments of $285.0 million for the year ended December 31, 2023, as compared to $79.4 million for the year ended December 31, 2024 with the change due to the $400 million Takeda upfront payment received during the year ended December 31, 2023. The net change was also attributable to a $14.7 million decrease in purchases of property, plant and equipment from $32.6 million for the year ended December 31, 2023 to $17.9 million for the year ended December 31, 2024 primarily due to lower capital expenditures for the Shanghai manufacturing site. The net change was partially offset by a decrease in dividends received from divestment of a former equity investee from $29.5 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024.

Net Cash (used in)/generated from Financing Activities

Net cash generated from financing activities was $48.7 million for the year ended December 31, 2023, compared to net cash used in financing activities of $30.7 million for the year ended December 31, 2024. The net change of $79.4 million was attributable to a decrease of $56.1 million in net amounts drawn from bank borrowings to settle the capital expenditures for the Shanghai manufacturing site and working capital needs of the prescription drug distribution business, from $61.7 million for the year ended December 31, 2023 to $5.6 million for the year ended December 31, 2024. The net change was also attributable to a $27.0 million increase in purchases of shares of the Company by a trustee (which are referred to as “treasury shares” in the Company’s financial statements and accounted as treasury shares under applicable accounting standards but do not constitute treasury shares under the Rules Governing the Listing of Securities on HKEX (the “Hong Kong Listing Rules”)) for the settlement of equity awards of the Company which totaled $9.1 million for the year ended December 31, 2023, as compared to $36.1 million for the year ended December 31, 2024. The net change was partially offset by an $8.1 million decrease in dividends paid to non-controlling shareholders of subsidiaries from $9.1 million for the year ended December 31, 2023 to $1.0 million for the year ended December 31, 2024.

LOAN FACILITIES

In October 2021, our subsidiary entered into a 10-year fixed asset loan facility agreement with BOC99 for the provision of a secured credit facility in the amount of RMB754.9 million ($102.5 million) with an annual interest rate at the 5-year China LPR100 less 0.8% (which was supplemented in June 2022). This credit facility is guaranteed by another subsidiary of the Group, and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility), and includes certain financial covenant requirements. As of December 31, 2024, RMB446.2 million ($60.6 million) was utilized from the fixed asset loan facility.

In October 2024, our subsidiary renewed a short-term unsecured working capital loan facility with BOC in the amount of RMB300.0 million ($40.8 million) with an annual interest rate at the 1-year China LPR less 0.82%. This credit facility includes certain financial covenant requirements. As of December 31, 2024, RMB163.1 million ($22.2 million) was utilized from the loan facility.

Our non-consolidated joint venture SHPL had no bank borrowings outstanding as of December 31, 2024.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2024. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements.

(in $’000)	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank borrowings	82,806	23,372	6,426	20,082	32,926
Interest on bank borrowings	9,506	2,268	3,210	2,631	1,397
Purchase obligations	3,058	3,058	—	—	—
Lease obligations	7,361	3,170	3,980	211	—
	102,731	31,868	13,616	22,924	34,323

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SHPL

The following table sets forth the contractual obligations of our non-consolidated joint venture SHPL as of December 31, 2024. SHPL’s purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. SHPL’s lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

(in $’000)	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Purchase obligations	741	741	—	—	—
Lease obligations	791	719	66	6	—
	1,532	1,460	66	6	—

FOREIGN EXCHANGE RISK

A substantial portion of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in US dollars. While we do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk, any significant fluctuation in the value of renminbi may adversely affect our cash flows, results of operations and financial condition in the future.

The value of the renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in political, economic and market factors, including but not limited to monetary policies, interest rates, geopolitical relations, tariffs and economic performance. The conversion of renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC101. If we decide to convert renminbi into US dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar against the renminbi would have a negative effect on the US dollar amounts available to us. On the other hand, if we need to convert US dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the US dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decide to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.8 million for the year ended December 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the years presented, and we do not currently have, any material off-balance sheet arrangements.

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CONTINGENT LIABILITIES

Other than as disclosed in note 16 to the full year financial statements, the Group does not have any other significant commitments or contingent liabilities.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 10.7% as of December 31, 2024 and 2023.

SIGNIFICANT INVESTMENTS HELD

Except for our investment in a non-consolidated joint venture SHPL with a carrying value of $77.8 million including details below and those as disclosed in note 11 to the full year financial statements, we did not hold any other significant investments in the equity of any other companies as of December 31, 2024.

Place of establishment and operations	Nominal Value of Registered Capital	Equity Interest Attributable to the Group	Principal activities
	(in RMB’000)
PRC	229,000	50%	Manufacture and distribution of prescription drug products

Our own-brand prescription drugs business under our Other Ventures is operated through SHPL. Dividends received from SHPL for the year ended December 31, 2024 were $34.9 million.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 16 to the financial statements discloses our capital commitment as of December 31, 2024. Subsequent to the construction completion of the drug product facility in Shanghai, certain investments in capital assets in relation to the facility will be made.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

During the year ended December 31, 2024, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

Our 10-year fixed asset loan facility agreement with BOC is secured by the underlying leasehold land and buildings. RMB446.2 million ($60.6 million) was utilized from the fixed asset loan facility as of December 31, 2024.

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 1.8% in 2022, decreased by 0.3% in 2023 and increased by 0.1% in 2024. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

FINAL DIVIDEND

The Board does not recommend any final dividend for the year ended December 31, 2024.

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OTHER INFORMATION

CORPORATE STRATEGY

The primary objective of the Company is to be a leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, the Oncology/Immunology operations, to develop and expand the drug candidate portfolio of the Group for the global market, building on the first-mover advantage in the development and launch of novel cancer medicines in China, and engaging partners for late-stage development and commercialization outside China. This strategy is aligned with the Company’s culture of innovation and high engagement and empowerment of employees with a strong focus on reward and recognition. The Chairman’s Statement and the Operations Review contain discussions and analyses of the Group’s opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the Group will execute its strategy for delivering its objectives. The Group also focuses on sustainability and delivering business solutions to support the transition to a low-carbon economy. Further information on the sustainability initiatives of the Group and its key relationships with stakeholders can also be found in the standalone Sustainability Report of the Group.

SUSTAINABILITY

The key sustainability mission of the Group is to create long-term value for all stakeholders by aligning its sustainability objectives to the strategic development of its businesses. The Board of Directors (“the Board”) has the overall responsibility to ensure that sustainability issues are integrated into the operations, strategy and long-term development of the Group. It provides oversight of the sustainability performance of the Group through closely monitoring key sustainability matters and performance indicators, along with trends, risks, and opportunities that may impact the business development of the Group. Supported by the Sustainability Committee, senior management, and sustainability working groups, the Board oversees the management approach to sustainability matters and the formulation of sustainability strategies.

A standalone Sustainability Report of the Company for 2024 will be published alongside the 2024 Annual Report in April 2025 and will include further information on the Group’s sustainability initiatives and their performance. It will further discuss the abovementioned sustainability mission and strategies, management approach, progress of goals and targets, material quantitative data, as well as policies and key initiatives of the Group. Over the course of 2025, the Group continues to engage its stakeholders to identify areas for improvement in these sustainability fronts.

HUMAN RESOURCES

As at December 31, 2024, the Group employed approximately 1,810 (December 31, 2023: ~1,990) full time staff members. Staff costs for the year ended December 31, 2024, including directors’ emoluments, totaled $190.9 million (2023: $213.7 million).

The Group fully recognizes the importance of high-quality employees in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, May 8, 2025 to Tuesday, May 13, 2025, both days inclusive, during which period no transfer of shares will be effected. The record date to determine shareholders’ entitlement to attend and vote at the 2025 Annual General Meeting (or at any adjournment or postponement thereof) is Thursday, May 8, 2025. All share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm Hong Kong time on Wednesday, May 7, 2025.

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PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended December 31, 2024, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities (including sale of treasury shares (within the meaning of the Hong Kong Listing Rules)) of the Company.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Company and its subsidiaries as it believes that effective corporate governance framework is fundamental to promoting and safeguarding interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality Board, effective risk management and internal control systems, stringent disclosure practices, transparency and accountability as well as effective communication and engagement with shareholders and other stakeholders. It is, in addition, committed to continuously enhancing these standards and practices and inculcating a robust culture of compliance and ethical governance underlying the business operations and practices across the Group.

The Company has complied throughout the year ended December 31, 2024 with all applicable code provisions of the Hong Kong Corporate Governance Code contained in Part 2 of Appendix C1 of the Hong Kong Listing Rules.

COMPLIANCE WITH THE SHARE DEALINGS CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Code on Dealings in Shares which is on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules as the code of conduct regulating Directors’ dealings in securities of the Company. In response to specific enquiries made, all Directors have confirmed that they have complied with the required standards set out in such code regarding their securities transactions throughout their tenure during the year ended December 31, 2024.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Tuesday, May 13, 2025. Notice of the 2025 Annual General Meeting will be published and issued to shareholders in due course.

ANNUAL FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2024 prepared in accordance with accounting principles generally accepted in the US have been audited by the Company’s auditors, PricewaterhouseCoopers Zhong Tian LLP. The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2024 have also been reviewed by the Audit Committee of the Company.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since December 31, 2024 and up to the date of this announcement.

PUBLICATION OF FULL YEAR RESULTS AND ANNUAL REPORT

This full year results announcement is published on the websites of HKEX (www.hkexnews.hk), the London Stock Exchange (www.londonstockexchange.com), the US Securities and Exchange Commission (www.sec.gov) and the Company (www.hutch-med.com). The annual report of the Group for the year ended December 31, 2024 will be published on the websites of HKEX and the Company in April 2025.

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REFERENCES & ABBREVIATONS

1 In-market sales = total sales to third parties provided by Eli Lilly (ELUNATE®), Takeda (FRUZAQLA®), AstraZeneca (ORPATHYS®) and HUTCHMED (ELUNATE®, SULANDA®, ORPATHYS® and TAZVERIK®).

2 Takeda = Takeda Pharmaceuticals International AG, a subsidiary of Takeda Pharmaceutical Company Limited.

3 SHPL = Shanghai Hutchison Pharmaceuticals Limited.

4 EGFRm = Epidermal growth factor receptor mutated.

5 NSCLC = Non-small cell lung cancer.

6 NDA = New Drug Application.

7 NMPA = China National Medical Products Administration.

8 AstraZeneca = AstraZeneca AB, a subsidiary of AstraZeneca plc.

9 2L = Second-line.

10 RCC = Renal cell carcinoma.

11 ASH = American Society of Hematology.

12 EHA = European Hematology Association.

13 ITP = immune thrombocytopenia purpura.

14 CDE = Centre for Drug Evaluation.

15 ASCO = American Society of Clinical Oncology.

16 EMC = Endometrial cancer.

17 pMMR = Proficient mismatch repair.

18 ATTC = antibody-targeted therapy conjugates.

19 R&D = Research and development.

20EGFR = Epidermal growth factor receptor.

21TKI = Tyrosine Kinase inhibitior.

22 AIHA = Autoimmune hemolytic anemia.

23 CER = Constant exchange rate. We also report changes in performance at CER which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.

24 CRC = Colorectal cancer.

25 NET = Neuroendocrine tumor.

26 NRDL = China National Reimbursement Drug List.

27 METex14 = MET exon 14 skipping alteration.

28 1L = First-line.

29 Lilly = Eli Lilly and Company.

30 sNDA = Supplemental New Drug Application.

313L = Third-line.

32 R/R = Relapsed and/or refractory.

33 EZH2m = Enhancer of zeste homolog 2 mutated.

34 AACR = American Association for Cancer Research.

35 ORR = Objective response rate.

36 PFS = Progression free survival.

37 VEGFR = Vascular endothelial growth factor receptor.

38 IRC = Independent review committee.

39 OS = Overall survival.

40 ASCO GI = ASCO Gastrointestinal Cancers Symposium.

41 CEA = Carcinoembryonic antigen.

42 Syk = Spleen tyrosine kinase.

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43 FGFR = Fibroblast growth factor receptor.

44 CSF-1R = Colony-stimulating factor 1 receptor.

45 PDAC = Pancreatic ductal adenocarcinoma.

46 IHCC = Intrahepatic cholangiocarcinoma.

47 IDH1 and IDH2 = Isocitrate dehydrogenase-1 and isocitrate dehydrogenase-2.

48 IDH1/2m = Isocitrate dehydrogenase-1 OR isocitrate dehydrogenase-2 mutated.

49 AML = Acute myeloid leukemia.

50 ERK = Extracellular signal-regulated kinase.

51 BTK = Bruton’s tyrosine kinase.

52 IND = Investigational new drug application.

53 Inmagene = Inmagene Biopharmaceuticals.

54 EASI = Eczema area and severity index.

55 Distribution business = Shanghai Hutchison Whampoa Pharmaceuticals Sales Limited, formerly Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited.

56 HKEX = The Main Board of The Stock Exchange of Hong Kong Limited.

57 ESG = Environmental, Social and Governance.

58 S&A = Selling and administrative expenses.

59 ADS = American depositary share.

60 GAAP = Generally Accepted Accounting Principles.

61 NHSA = China National Healthcare Security Administration.

62 Ipsen = Ipsen SA, parent of Epizyme Inc.

63 Hainan Pilot Zone = Hainan Boao Lecheng International Medical Tourism Pilot Zone.

64 FDA = Food and Drug Administration.

65 PRCC = Papillary renal cell carcinoma.

66 ELCC = The European Lung Cancer Congress.

67 WCLC = World Conference on Lung Cancer.

68 DCR = Disease control rate.

69 CI = Confidence interval.

70 DoR = Duration of response.

71 TRAE = Treatment-related adverse events.

72 4L = Fourth-line.

73ESMO = European Society for medical Oncology.

74 PD-1 = Programmed cell death protein-1.

75 epNET = Extra-pancreatic neuroendocrine tumor.

76 pNET= Pancreatic neuroendocrine tumor.

77 TPO/TPO-RA = Thrombopoietin and/or thrombopoietin receptor agonists.

78 QD = Once a day.

79 CR+CRh = Combined complete remission + complete remission with partial hematologic recovery.

80 FLT3 = FMS-like tyrosine kinase 3.

81 RAS = Rat sarcoma.

82 DLBCL = Diffuse large B-cell lymphoma.

83 CLL = Chronic lymphocytic leukemia.

84 SLL = Small lymphocytic lymphoma.

85 MLL = Mixed-lineage leukemia.

86 NPM1 = Nucleophosmin 1.

87 R-GemOx = Rituximab, gemcitabine and oxaliplatin.

88 SHP2 = SH2 containing protein tyrosine phosphatase-2.

89 PI3K = Phosphatidylinositol 3-kinase.

90 AKT = Protein kinase B.

91 JAK = Janus kinase.

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92 STAT = Signal transducer and activator of transcription.

93 MAPK = Mitogen-activated protein kinase.

94 Luye = Luye Pharma Hong Kong Ltd.

95 Shanghai Pharma = Shanghai Pharmaceuticals Holding Co., Ltd.

96 GP Health = GP Health Service Capital Co., Ltd.

97 GP Zhicheng Private Equity = 上海金浦志誠私募投資基金合夥企業(有限合夥), translated as GP Zhicheng Private Equity Investment Fund Partnership (Limited Partnership) for identification purposes only.

98 Shanghai Zhibaihe Enterprise Management = 上海金浦志佰合企業管理合夥企業(有限合夥), translated as Shanghai GP Zhibaihe Enterprise Management Partnership (Limited Partnership) for identification purposes only.

99 BOC = Bank of China Limited.

100 LPR = Loan Prime Rate.

101 PBOC = People’s Bank of China.

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CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED
Consolidated Balance Sheets
(in US$’000, except share data)

		December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents	5	153,958	283,589
Short-term investments	5	682,152	602,747
Accounts receivable	6	155,537	116,894
Other receivables, prepayments and deposits	7	16,609	14,889
Amounts due from related parties	23	7,899	28,462
Inventories	8	50,400	50,258
Total current assets		1,066,555	1,096,839
Property, plant and equipment	9	92,498	99,727
Right-of-use assets	10	4,497	4,665
Deferred tax assets	24(ii)	12,448	15,456
Investment in an equity investee	11	77,765	48,411
Investment in equity security	12	5,000	—
Other non-current assets		15,433	14,675
Total assets		1,274,196	1,279,773
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	13	42,521	36,327
Other payables, accruals and advance receipts	14	256,124	271,399
Short-term bank borrowings	15	23,372	31,155
Deferred revenue	19	50,071	57,639
Income tax payable	24(iii)	1,549	2,580
Lease liabilities	10	2,925	3,927
Total current liabilities		376,562	403,027
Lease liabilities, non-current portion	10	4,089	2,860
Deferred tax liabilities	24(ii)	2,990	1,484
Long-term bank borrowings	15	59,434	48,189
Deferred revenue, non-current portion	19	48,432	69,480
Other non-current liabilities		10,836	11,346
Total liabilities		502,343	536,386
Commitments and contingencies	16

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 871,601,095 and 871,256,270 shares issued at December 31, 2024 and 2023 respectively	17	87,160	87,126
Additional paid-in capital		1,517,526	1,522,447
Accumulated losses		(833,172)	(870,869)
Accumulated other comprehensive loss		(11,585)	(8,163)
Total Company’s shareholders’ equity		759,929	730,541
Non-controlling interests		11,924	12,846
Total shareholders’ equity		771,853	743,387
Total liabilities and shareholders’ equity		1,274,196	1,279,773

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
Consolidated Statements of Operations
(in US$’000, except share and per share data)

		Year Ended December 31,
	Note	2024	2023	2022
Revenue
Goods —third parties		401,382	388,924	314,329
—related parties	23(i)	3,854	8,264	5,293
Services —commercialization—third parties		52,485	48,608	41,275
—research and development—related parties	23(i)	471	481	507
—collaboration research and development—third parties		57,968	80,397	23,741
Other collaboration revenue
—royalties—third parties		71,041	32,470	26,310
—licensing—third parties		43,000	278,855	14,954
Total revenue	19	630,201	837,999	426,409
Operating expenses
Cost of goods—third parties		(294,918)	(331,984)	(268,698)
Cost of goods—related parties		(1,861)	(4,777)	(3,616)
Cost of services—commercialization—third parties		(52,105)	(47,686)	(38,789)
Research and development expenses	20	(212,109)	(302,001)	(386,893)
Selling expenses		(48,617)	(53,392)	(43,933)
Administrative expenses		(64,296)	(79,784)	(92,173)
Total operating expenses		(673,906)	(819,624)	(834,102)
		(43,705)	18,375	(407,693)
Other income/(expense)
Interest income	26	40,080	36,145	9,599
Other income	22	10,274	12,949	1,833
Interest expense	26	(2,872)	(759)	(652)
Other expense	22	(4,884)	(8,402)	(13,509)
Total other income/(expense)		42,598	39,933	(2,729)
(Loss)/income before income taxes and equity in earnings of an equity investee		(1,107)	58,308	(410,422)
Income tax (expense)/benefit	24(i)	(7,192)	(4,509)	283
Equity in earnings of an equity investee, net of tax	11	46,469	47,295	49,753
Net income/(loss)		38,170	101,094	(360,386)
Less: Net income attributable to non-controlling interests		(441)	(314)	(449)
Net income/(loss) attributable to the Company		37,729	100,780	(360,835)
Earnings/(losses) per share attributable to the Company (US$ per share)
—basic	25	0.04	0.12	(0.43)
—diluted	25	0.04	0.12	(0.43)
Number of shares used in per share calculation
—basic	25	855,351,683	849,654,296	847,143,540
—diluted	25	872,829,129	869,196,348	847,143,540

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
Consolidated Statements of Comprehensive INCOME/(Loss)
(in US$’000)

	Year Ended December 31,
	2024	2023	2022
Net income/(loss)	38,170	101,094	(360,386)
Other comprehensive loss
Foreign currency translation loss	(3,753)	(6,592)	(8,469)
Total comprehensive income/(loss)	34,417	94,502	(368,855)
Less: Comprehensive (income)/loss attributable to non-controlling interests	(110)	39	545
Total comprehensive income/(loss) attributable to the Company	34,307	94,541	(368,310)

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
Consolidated Statements of Changes in Shareholders’ Equity
(in US$’000, except share data in ’000)

	Ordinary Shares Number	Ordinary Shares Value	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Income/(Loss)	Total Company’s Shareholders’ Equity	Non- controlling Interests	Total Shareholders’ Equity
As at January 1, 2022	864,531	86,453	1,505,196	(610,328)	5,572	986,893	52,621	1,039,514
Net (loss)/income	—	—	—	(360,835)	—	(360,835)	449	(360,386)
Issuances in relation to share option exercises	244	25	149	—	—	174	—	174
Share-based compensation
Share options	—	—	6,724	—	—	6,724	12	6,736
Long-term incentive plan (“LTIP”)	—	—	32,970	—	—	32,970	15	32,985
	—	—	39,694	—	—	39,694	27	39,721
LTIP—treasury shares acquired and held by Trustee	—	—	(48,084)	—	—	(48,084)	—	(48,084)
Dividends declared to non-controlling shareholders of subsidiaries (Note 23(iii))	—	—	—	—	—	—	(25,600)	(25,600)
Transfer between reserves	—	—	318	(318)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(7,475)	(7,475)	(994)	(8,469)
As at December 31, 2022	864,775	86,478	1,497,273	(971,481)	(1,903)	610,367	26,503	636,870
Net income	—	—	—	100,780	—	100,780	314	101,094
Issuances in relation to share option exercises	6,481	648	4,446	—	—	5,094	—	5,094
Share-based compensation
Share options	—	—	6,175	—	—	6,175	9	6,184
LTIP	—	—	23,619	—	—	23,619	(4)	23,615
	—	—	29,794	—	—	29,794	5	29,799
LTIP—treasury shares acquired and held by Trustee (Note 18(ii))	—	—	(9,071)	—	—	(9,071)	—	(9,071)
Dividends declared to non-controlling shareholders of subsidiaries (Note 23(iii))	—	—	—	—	—	—	(9,068)	(9,068)
Transfer between reserves	—	—	168	(168)	—	—	—	—
Divestment of subsidiaries	—	—	(114)	—	(25)	(139)	(4,555)	(4,694)
Divestment of other equity investee	—	—	(49)	—	4	(45)	—	(45)
Foreign currency translation adjustments	—	—	—	—	(6,239)	(6,239)	(353)	(6,592)
As at December 31, 2023	871,256	87,126	1,522,447	(870,869)	(8,163)	730,541	12,846	743,387
Net income	—	—	—	37,729	—	37,729	441	38,170
Issuances in relation to share option exercises	345	34	756	—	—	790	—	790
Share-based compensation
Share options	—	—	3,061	—	—	3,061	8	3,069
LTIP	—	—	27,294	—	—	27,294	(40)	27,254
	—	—	30,355	—	—	30,355	(32)	30,323
LTIP—treasury shares acquired and held by Trustee (Note 18(ii))	—	—	(36,064)	—	—	(36,064)	—	(36,064)
Dividend declared to a non-controlling shareholder of a subsidiary (Note 23(iii))	—	—	—	—	—	—	(1,000)	(1,000)
Transfer between reserves	—	—	32	(32)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,422)	(3,422)	(331)	(3,753)
As at December 31, 2024	871,601	87,160	1,517,526	(833,172)	(11,585)	759,929	11,924	771,853

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
Consolidated Statements of Cash Flows
(in US$’000)

		Year Ended December 31,
	Note	2024	2023	2022
Net cash generated from/(used in) operating activities	27	497	219,258	(268,599)
Investing activities
Purchases of property, plant and equipment		(17,933)	(32,612)	(36,664)
Refund of leasehold land deposit		1,278	—	—
Deposits in short-term investments		(1,848,808)	(1,627,875)	(1,202,013)
Proceeds from short-term investments		1,769,403	1,342,846	1,518,453
Dividend and proceeds received from divestment of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”)		—	29,495	16,488
Proceeds from divestment of other equity investee		—	—	324
Proceeds from divestment of subsidiaries	23(i)	—	5,103	—
Cash disposed from divestment of subsidiaries		—	(8,093)	—
Net cash (used in)/generated from investing activities		(96,060)	(291,136)	296,588
Financing activities
Proceeds from issuances of ordinary shares	18(i)	790	5,094	174
Purchases of treasury shares	18(ii)	(36,064)	(9,071)	(48,084)
Dividends paid to non-controlling shareholders of subsidiaries	23(iii)	(1,000)	(9,068)	(25,600)
Proceeds from bank borrowings		36,199	61,705	17,753
Repayment of bank borrowings		(30,592)	—	(26,923)
Payment of issuance costs		—	—	(83)
Net cash (used in)/ generated from financing activities		(30,667)	48,660	(82,763)
Net decrease in cash and cash equivalents		(126,230)	(23,218)	(54,774)
Effect of exchange rate changes on cash and cash equivalents		(3,401)	(6,471)	(9,490)
		(129,631)	(29,689)	(64,264)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		283,589	313,278	377,542
Cash and cash equivalents at end of year		153,958	283,589	313,278
Supplemental disclosure for cash flow information
Cash paid for interest		2,509	421	150
Cash paid for tax, net of refunds	24(iii)	3,587	3,728	18,891
Supplemental disclosure for non-cash activities
(Decrease)/increase in accrued capital expenditures		(7,540)	5,713	9,618
Vesting of treasury shares for LTIP	18(ii)	42,127	18,148	12,034

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investee have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “US”) and Europe (“EU”).

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2024, the Group had accumulated losses of US$833,172,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2024, the Group had cash and cash equivalents of US$153,958,000, short-term investments of US$682,152,000 and unutilized bank borrowing facilities of US$60,549,000. Short-term investments comprised of bank deposits maturing over three months. Dividend received from Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) for the years ended December 31, 2024, 2023 and 2022 were US$34,936,000, US$42,308,000 and US$43,718,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the consolidated financial statements.

2. Particulars of Principal Subsidiaries and Equity Investee

	Place of establishment	Equity interest attributable to the Group
	and	December 31,
Name	operations	2024	2023	Principal activities
Subsidiaries
HUTCHMED Limited	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation	US	99.75%	99.75%	Provision of professional, scientific and technical support services
Shanghai Hutchison Whampoa Pharmaceutical Sales Limited (formerly known as “Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited”)	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Equity investee
SHPL	PRC	50%	50%	Manufacture and distribution of prescription drug products

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3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. When a subsidiary is deconsolidated from the date that control ceases, any gain or loss on the divestment of the interest sold is recognized in profit or loss. Amounts previously recognized in other comprehensive income/(loss) for the subsidiary are transferred to the consolidated statements of operations as part of the gain or loss on the divestment. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the US (“US GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and assumptions.

Foreign Currency Translation

The Company’s presentation currency and functional currency is the US dollar (“US$”). The financial statements of its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenue and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive income/(loss) in shareholders’ equity.

Net foreign currency exchange gains/(losses) of US$5,060,000, US$8,661,000 and (US$5,704,000) were recorded in other income and expense in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 respectively.

Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities in the PRC are mainly denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

Allowance for Current Expected Credit Losses and Concentration of Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, short-term investments, and financial assets not carried at fair value including accounts receivable and other receivables.

The Group recognizes an allowance for current expected credit losses (“CECLs”) on financial assets not carried at fair value. The allowance for CECLs reflects the Group’s significant estimates and judgments in determining the portfolio groups and loss rates. CECLs are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties’ credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution. Additionally, the Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors. The Group has not had any material credit losses.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and bank deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

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Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. The allowance for CECLs reflects the Group's current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for CECLs including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances for CECLs. Accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture and fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	5-10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the asset group exceeds the undiscounted cash flows of the asset group. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the asset group exceeds the fair value. If yes, impairment is recognized for the excess.

Investment in an Equity Investee

Investment in an equity investee over which the Group has significant influence is accounted for using the equity method. The Group evaluates the equity method investment for impairment when events or circumstances suggest that its carrying amount may not be recoverable. An impairment charge would be recognized in earnings for a decline in value that is determined to be other-than-temporary after assessing the severity and duration of the impairment and the likelihood of recovery before disposal. The investment is recorded at fair value only if impairment is recognized.

Investment in Equity Security without Readily Determinable Fair Value

For the investment in equity security without readily determinable fair value, the Group elected the measurement alternative to record the investment at cost, which was its initial fair value estimated using the discounted cash flow method. Under the measurement alternative, there will be no subsequent mark-to-market adjustments to the investment’s carrying value, other than (i) any observable price changes in orderly transactions for the identical or similar investment of the same issuer or (ii) impairment. At each reporting date, the Group makes a qualitative assessment of whether the investment is impaired and if the assessment indicates impairment, the Group estimates the investment’s fair value and if the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Leasehold Land

Leasehold land represents fees paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative fair value test is performed to determine if the fair value of the reporting unit exceeds its carrying value.

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Other Intangible Assets

Other intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful lives of the assets.

Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$0.10 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

The Company’s ordinary shares are traded in the form of ordinary shares and ADS. Each ADS represents five ordinary shares.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares are purchased for the purpose of the LTIP and held by a trustee appointed by the Group (the “Trustee”) prior to vesting.

Share-based Compensation

Share Options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model and Monte Carlo simulation model. The Polynomial pricing model and Monte Carlo simulation model use various inputs to measure fair value, including the market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, revenue, net income after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones.

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to the Trustee to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans for the years ended December 31, 2024, 2023 and 2022 were US$11,597,000, US$11,708,000 and US$11,795,000 respectively.

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Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

(i)	Goods and services

The Group principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other healthcare products, and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenue is recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

(ii)	License and collaboration contracts

The Group’s Oncology/Immunology reportable segment includes revenue generated from license and collaboration contracts, which generally contain multiple performance obligations including (1) the licenses to the development, commercialization and manufacture rights of a drug compound, (2) the research and development services for each specified treatment indication, and (3) other deliverables, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach and cost plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage-of-completion method. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-based royalty exception.

Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services or earning royalties on future sales. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

Research and Development Expenses

Research and development expenses include the following: (i) research and development costs, which are expensed as incurred; (ii) acquired in-process research and development (“IPR&D”) expenses, which include the initial costs of externally developed IPR&D projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use; and (iii) milestone payment obligations for externally developed IPR&D projects incurred prior to regulatory approval of the product in the in-licensed territory, which are accrued when the event requiring payment of the milestone occurs (milestone payment obligations incurred upon regulatory approval are recorded as other intangible assets).

Collaborative Arrangements

The Group enters into collaborative arrangements with collaboration partners that fall under the scope of Accounting Standards Codification (“ASC”) 808, Collaborative Arrangements (“ASC 808”). The Group records all expenditures for such collaborative arrangements in research and development expenses as incurred, including payments to third party vendors and reimbursements to collaboration partners, if any. Reimbursements from collaboration partners are recorded as reductions to research and development expenses and accrued when they can be contractually claimed.

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Government Grants

Grants from governments are recognized at their fair values. Government grants that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government grants in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable grants received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations. Government grants associated with research and development activities offset research and development expenses and all other grants are recognized to other income.

Leases

In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee’s incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents. If the recognition threshold is met, the Group records the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expense in its consolidated statements of operations.

Earnings/(losses) per Share

Basic earnings/(losses) per share is computed by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted earnings/(losses) per share is computed by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company using the treasury stock method. The computation of diluted earnings/(losses) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company chief executive officer who is the Group’s chief operating decision maker (“CODM”). The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources.

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Profit Appropriation and Statutory Reserves

The Group’s subsidiaries and equity investee established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. For the Group's equity investee, the amount of appropriations to these funds are made at the discretion of its respective board.

In addition, Chinese domestic companies must make appropriations from their after-tax profits as determined under PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increases to the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not permitted to be transferred to the company as cash dividends, loans or advances, nor can they be distributed except under liquidation.

4. Fair Value Disclosures

Cash equivalents, short-term investments, accounts receivable, other receivables, amounts due from related parties, accounts payable and other payables are carried at cost, which approximates fair value due to the short-term nature of these financial instruments. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates fair values.

5. Cash and Cash Equivalents and Short-term Investments

	December 31,
	2024	2023

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	84,480	129,968
Bank deposits maturing in three months or less	69,478	153,621
	153,958	283,589
Short-term Investments
Bank deposits maturing over three months (note)	682,152	602,747
	836,110	886,336

Note: The maturities for short-term investments ranged from 91 to 186 days and 91 to 187 days for the years ended December 31, 2024 and 2023 respectively.

Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,
	2024	2023

	(in US$’000)
US$	795,566	836,718
RMB	37,906	45,772
Hong Kong dollar (“HK$”)	2,396	3,114
	£212	713
Others	30	19
	836,110	886,336

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Accounts receivable—third parties	155,155	115,169
Accounts receivable—related parties (Note 23(ii))	452	1,896
Allowance for credit losses	(70)	(171)
Accounts receivable, net	155,537	116,894

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Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2024	2023

	(in US$’000)
Not later than 3 months	138,695	96,057
Between 3 months to 6 months	9,914	11,507
Between 6 months to 1 year	5,418	6,439
Later than 1 year	1,128	1,166
Accounts receivable—third parties	155,155	115,169

Movements on the allowance for credit losses:

	2024	2023	2022

	(in US$’000)
As at January 1	171	60	20
Increase in allowance for credit losses	70	141	150
Decrease in allowance due to subsequent collection	(168)	(16)	(107)
Exchange difference	(3)	(7)	(3)
Divestment of subsidiaries	—	(7)	—
As at December 31	70	171	60

7. Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Prepayments	7,924	7,108
Value-added tax receivables	3,297	2,166
Interest receivables	2,741	2,936
Deposits	1,081	1,065
Others	1,566	1,614
	16,609	14,889

No allowance for credit losses has been made for other receivables, prepayments and deposits for the years ended December 31, 2024 and 2023.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Raw materials	24,349	26,784
Finished goods	26,051	23,474
	50,400	50,258

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9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total

	(in US$’000)
Cost
As at January 1, 2024	56,722	17,852	23,484	39,817	8,421	146,296
Additions	—	96	669	1,696	7,932	10,393
Disposals	—	—	(48)	(762)	—	(810)
Transfers	3,256	673	2,700	2,265	(8,894)	—
Exchange differences	(1,634)	(464)	(712)	(1,063)	(191)	(4,064)
As at December 31, 2024	58,344	18,157	26,093	41,953	7,268	151,815
Accumulated depreciation and impairment
As at January 1, 2024	2,270	15,168	5,463	23,668	—	46,569
Depreciation	3,002	1,278	2,505	5,285	—	12,070
Impairment	—	171	2,012	732	—	2,915
Disposals	—	—	(42)	(758)	—	(800)
Exchange differences	(124)	(403)	(215)	(695)	—	(1,437)
As at December 31, 2024	5,148	16,214	9,723	28,232	—	59,317
Net book value
As at December 31, 2024	53,196	1,943	16,370	13,721	7,268	92,498

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total

	(in US$’000)
Cost
As at January 1, 2023	2,233	16,836	7,454	31,738	54,550	112,811
Additions	—	216	99	1,094	36,916	38,325
Disposals	—	—	(230)	(468)	—	(698)
Divestment of subsidiaries	—	(202)	—	(172)	—	(374)
Transfers	54,549	1,420	16,373	8,453	(80,795)	—
Exchange differences	(60)	(418)	(212)	(828)	(2,250)	(3,768)
As at December 31, 2023	56,722	17,852	23,484	39,817	8,421	146,296
Accumulated depreciation and impairment
As at January 1, 2023	1,753	13,282	2,670	19,159	—	36,864
Depreciation	565	1,824	1,008	4,491	—	7,888
Impairment	—	515	2,013	1,150	—	3,678
Disposals	—	—	(148)	(464)	—	(612)
Divestment of subsidiaries	—	(97)	—	(143)	—	(240)
Exchange differences	(48)	(356)	(80)	(525)	—	(1,009)
As at December 31, 2023	2,270	15,168	5,463	23,668	—	46,569
Net book value
As at December 31, 2023	54,452	2,684	18,021	16,149	8,421	99,727

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10. Leases

Leases consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Right-of-use assets
Offices (note)	4,180	3,321
Factories	—	113
Warehouse	—	1,061
Others	317	170
Total right-of-use assets	4,497	4,665
Lease liabilities, current portion	2,925	3,927
Lease liabilities, non-current portion	4,089	2,860
Total lease liabilities	7,014	6,787

Note: Includes US$1.0 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2027 in which the contract has a termination option with 1-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2024	2023

	(in US$’000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	208	203
Leases with lease terms greater than 12 months	4,541	5,314
Impairment	1,889	2,088
	6,638	7,605
Cash paid on lease liabilities	5,089	5,461
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	5,356	3,429
Non-cash: Lease liabilities changed in relation to modifications and terminations	(160)	—

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2024 was 2.54 years and 3.25% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2023 was 2.49 years and 2.92% respectively.

Future lease payments are as follows:

December 31, 2024
(in US$’000)
Lease payments:
Not later than 1 year	3,101
Between 1 to 2 years	2,710
Between 2 to 3 years	1,269
Between 3 to 4 years	174
Between 4 to 5 years	37
Total lease payments	7,291
Less: Discount factor	(277)
Total lease liabilities	7,014

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11. Investment in an Equity Investee

Investment in an equity investee consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
SHPL	77,765	48,411

SHPL is a private company with no quoted market prices available for its shares.

In December 2024, the Group entered into two sale and purchase agreements (“SPA”) to sell an aggregate 45% equity interest in SHPL out of its current 50% equity interest for a cash consideration of RMB4.5 billion (equivalent to US$608.4 million). The first SPA was entered into with the parent company of the existing 50% SHPL joint venture partner to purchase 10% of SHPL for RMB1.0 billion (equivalent to US$135.2 million) and the second SPA was entered into with a China-based private-equity firm (“PE Buyer”) to purchase 35% of SHPL for RMB3.5 billion (equivalent to US$473.2 million) subject to a compensation payment clause based on guaranteed profit growth targets for the 3 years up to 2027 with total payments capped at RMB696 million (equivalent to US$94.6 million). In addition, the second SPA allows the PE Buyer to designate two parties to purchase all or part of the 35% equity interest in SHPL.

In February 2025, the PE Buyer designated two parties in which it is the general partner and the Group entered into two separate SPAs which replaced the original SPA, to sell an approximately 25% and 10% equity interest in SHPL respectively on substantially the same terms.

The closing of the transactions is subject to the simultaneous closing of each SPA, regulatory approval and other closing conditions.

Summarized financial information for SHPL is as follows:

(i)	Summarized balance sheets

	December 31,
	2024	2023

	(in US$’000)
Current assets	213,707	201,025
Non-current assets	67,561	73,939
Current liabilities	(126,154)	(179,649)
Non-current liabilities	(3,859)	(3,687)
Net assets	151,255	91,628

(ii)	Summarized statements of operations

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Revenue	393,525	385,483	370,600
Gross profit	286,524	284,361	281,113
Interest income	768	754	980
Profit before taxation	109,586	112,488	116,454
Income tax expense (note (a))	(15,880)	(17,636)	(16,738)
Net income (note(b))	93,706	94,852	99,716

Notes:

(a)	The main entity within the SHPL group has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the years ended December 31, 2024, 2023 and 2022.

(b)	Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$384,000, US$131,000 and US$110,000 for the years ended December 31, 2024, 2023 and 2022 respectively.

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(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of the investment in an equity investee is as follows:

	2024	2023	2022

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	91,628	141,433	145,741
Net income attributable to the shareholders of an equity investee	93,706	94,852	99,716
Dividends declared	(29,587)	(146,974)	(87,436)
Deemed distribution	(690)	—	—
Other comprehensive (loss)/income	(3,801)	2,317	(16,588)
Closing net assets after non-controlling interests as at December 31	151,256	91,628	141,433
Group’s share of net assets	75,628	45,814	70,717
Goodwill	2,718	2,795	2,872
Elimination of unrealized profits on downstream sales	(581)	(198)	(128)
Carrying amount of investments as at December 31	77,765	48,411	73,461

SHPL had the following capital commitments:

December 31, 2024
(in US$’000)
Property, plant and equipment
Contracted but not provided for	741

12. Investment in Equity Security

In January 2021, the Group and Inmagene Biopharmaceuticals (“Inmagene”) entered into a strategic partnership agreement for Inmagene to further develop and fund novel preclinical drugs candidates discovered by the Group for the potential treatment of multiple immunological diseases. Under the terms of the agreement, the Group granted Inmagene exclusive options to four (subsequently amended to three in April 2023) drug candidates. Exercise of the options will grant Inmagene the right to further develop, manufacture and commercialize the exercised specific drug candidates worldwide, with the Group retaining first right to co-commercialization in mainland China.

In July 2024, Inmagene exercised options on two drug candidates (IMG-004 and IMG-007), and the Group received 140,636,592 Inmagene ordinary shares representing approximately 7.5% of Inmagene’s issued shares at the time. The shares were recorded as a financial asset at an initial carrying value of US$5.0 million, which was its then fair value estimated using the discounted cash flow method.

In December 2024, Inmagene announced that it has entered into (i) a definitive merger agreement with a third party listed on the NASDAQ, and (ii) subscription agreements for a US$75 million private placement after the merger (the “Merger”). The combined entity will (i) focus on the development of a drug candidate licensed from the Group (IMG-007 a monoclonal antibody targeting OX-40) and (ii) issue to current Inmagene shareholders contingent value rights on any net proceeds from the disposition of Inmagene’s remaining assets. The Merger is expected to close in mid-2025 subject to regulatory approval and other closing conditions. As the transactions have not closed as at December 31, 2024, there was no adjustment to the carrying value of the Group’s investment in equity security.

13. Accounts Payable

	December 31,
	2024	2023

	(in US$’000)
Accounts payable	42,521	36,327

Substantially all accounts payable are denominated in HK$, RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

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An aging analysis based on the relevant invoice dates is as follows:

	December 31,
	2024	2023

	(in US$’000)
Not later than 3 months	37,805	33,233
Between 3 months to 6 months	2,638	1,058
Between 6 months to 1 year	833	941
Later than 1 year	1,245	1,095
	42,521	36,327

14. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Accrued research and development expenses	153,978	153,737
Accrued salaries and benefits	29,751	45,048
Accrued capital expenditures	15,858	23,659
Accrued selling and marketing expenses	14,705	16,340
Accrued administrative and other general expenses	14,046	15,777
Deferred government grants (Note 21)	6,004	740
Advances for inventory purchases	5,663	1,896
Amounts due to related parties (Note 23(ii))	2,016	2,162
Deposits	1,627	1,564
Others	12,476	10,476
	256,124	271,399

15. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Current	23,372	31,155
Non-current	59,434	48,189
	82,806	79,344

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2024 and 2023 was 3.02% per annum and 3.41% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at December 31, 2024 and 2023 were denominated in RMB.

(i) Short-term working capital loan facility

In October 2024, a subsidiary entered into a short-term unsecured working capital loan facility with a bank in the amount of RMB300,000,000 (US$40,769,000) with an annual interest rate at the 1-year China Loan Prime Rate (“LPR”) less 0.82%. As at December 31, 2024, RMB163,119,000 (US$22,167,000) was drawn from the facility.

(ii) 10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$102,586,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility). As at December 31, 2024 and 2023, RMB446,212,000 (US$60,639,000) and RMB344,840,000 (US$48,189,000) were utilized from the fixed asset loan facility respectively.

For the years ended December 31, 2024 and 2023, US$44,000 and US$1,047,000 were related to capitalized interest.

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The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2024	2023

	(in US$’000)
Not later than 1 year	23,372	31,155
Between 1 to 3 years	6,426	3,192
Between 3 to 4 years	8,033	2,872
Between 4 to 5 years	12,049	6,384
Later than 5 years	32,926	35,741
	82,806	79,344

As at December 31, 2024 and 2023, the Group had aggregate unutilized bank borrowing facilities of US$60,549,000 and US$68,069,000 respectively.

16. Commitments and Contingencies

The Group had the following capital commitments:

December 31, 2024
(in US$’000)
Property, plant and equipment
Contracted but not provided for	3,058

The Group does not have any other significant commitments or contingencies.

17. Ordinary Shares

As at December 31, 2024, the Company is authorized to issue 1,500,000,000 ordinary shares.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

18. Share-based Compensation

(i)	Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on April 24, 2015 (as amended on April 27, 2020) (the “Hutchmed Share Option Scheme”). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2024, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 41,474,713 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 628,398,905 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

	Number of share options	Weighted average exercise price in US$ per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in US$’000)
Outstanding at January 1, 2023	39,521,395	4.34	6.55	11,525
Granted	1,221,900	2.50
Exercised	(6,480,930)	2.30
Cancelled	(2,832,340)	4.61
Expired	(1,893,370)	5.55
Outstanding at December 31, 2023	29,536,655	4.57	6.67	9,924
Granted (note)	2,965,328	3.69
Exercised	(344,825)	2.29
Cancelled	(892,600)	4.38
Expired	(1,624,285)	5.23
Outstanding at December 31, 2024	29,640,273	4.47	5.99	3,804
Vested and exercisable at December 31, 2023	18,198,170	5.10	5.91	1,753
Vested and exercisable at December 31, 2024	21,186,120	4.92	5.13	1,387

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Note: Includes aggregate 2,765,328 share options granted to an executive director. 1,359,561 share options were granted in March 2024 and 1,405,767 share options were granted in August 2024 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year periods from 2023 to 2025 and from 2024 to 2026 respectively which has been reflected in estimating the grant date fair value using the Monte Carlo simulation model. The grant date fair value of such awards are US$1.29 and US$1.24 per share respectively. Vesting of such awards will occur in March 2026 and March 2027 respectively if the performance targets are met.

In estimating the fair value of share options granted, the following assumptions were used in the Monte Carlo simulation model for the awards that are subject to certain performance targets based on a market condition and Polynomial model for other options granted in the periods indicated:

	Year Ended December 31,
	2024	2023
Weighted average grant date fair value of share options (in US$ per share)	1.29	1.14
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	3.69	2.50
Share price at effective date of grant (in US$ per share)	3.69	2.50
Expected volatility (note (a))	54.7%	53.3%
Risk-free interest rate (note (b))	3.86%	3.69%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)	The risk-free interest rates reference the US Treasury yield curves.

(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the valuation models.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Cash received from share option exercises	790	5,094	174
Total intrinsic value of share option exercises	476	4,626	92

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Research and development expenses	1,970	3,250	4,803
Selling and administrative expenses	1,042	2,843	1,803
Cost of revenue	57	91	130
	3,069	6,184	6,736

As at December 31, 2024, the total unrecognized compensation cost was US$4,162,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 1.82 years.

(ii)	LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount excluding any cash elected payments. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, revenue, net income/(loss) after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

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LTIP awards after the determination date

Upon the determination date, based on the actual achievement of performance target, the amount previously recorded in the liability will be adjusted through share-based compensation expense. The Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital.

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
June 5, 2023	54.9	2023	note (a)
March 13, 2024	0.7	note (b)	note (b)
August 5, 2024	19.3	2024-2026	note (c)
August 5, 2024	0.3	note (d)	note (d)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c)	The annual performance target determination dates are the dates of the announcements of the Group’s annual results for the financial years ending December 31, 2024, 2025 and 2026. Vesting occurs in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026.

(d)	This award does not stipulate performance targets and is subject to a vesting schedule of 50% on the first and second anniversaries of the date of grant.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of treasury shares	Cost (in US$’000)
As at January 1, 2023	19,601,375	76,064
Purchased	2,725,515	9,071
Vested	(4,714,205)	(18,148)
As at December 31, 2023	17,612,685	66,987
Purchased	10,259,133	36,064
Vested	(11,154,360)	(42,127)
As at December 31, 2024	16,717,458	60,924

Based on the estimated achievement of performance conditions for 2024 financial year LTIP awards, the determined monetary amount was US$3,306,000 which is recognized to share-based compensation expense over their requisite vesting period.

For the years ended December 31, 2024 and 2023, US$12,632,000 and US$7,332,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

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The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Research and development expenses	12,098	18,224	16,101
Selling and administrative expenses	6,028	11,690	7,376
Cost of revenue	414	502	373
	18,540	30,416	23,850
Recorded with a corresponding credit to:
Liability	3,710	11,364	6,216
Additional paid-in capital	14,830	19,052	17,634
	18,540	30,416	23,850

For the years ended December 31, 2024, 2023 and 2022, US$12,424,000, US$4,563,000 and US$15,351,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2024 and 2023, US$1,443,000 and US$10,502,000 were recorded in liabilities respectively.

As at December 31, 2024, the total unrecognized compensation cost was approximately US$21,469,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

19. Revenue

The following table presents revenue disaggregated by contract type:

	Year Ended December 31, 2024
	Oncology/Immunology	Other Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	128,008	—	128,008
—Distribution	—	266,836	266,836
Services—Commercialization of Marketed Products	52,485	—	52,485
—Research and development	471	—	471
License & Collaborations—Services	57,968	—	57,968
—Royalties	71,041	—	71,041
—Licensing	43,000	—	43,000
—Manufacturing supply	10,392	—	10,392
	363,365	266,836	630,201

Third parties	362,894	262,982	625,876
Related parties (Note 23(i))	471	3,854	4,325
	363,365	266,836	630,201

	Year Ended December 31, 2023
	Oncology/Immunology	Other Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	83,087	—	83,087
—Distribution	—	309,383	309,383
Services—Commercialization of Marketed Products	48,608	—	48,608
—Research and development	481	—	481
License & Collaborations—Services	80,397	—	80,397
—Royalties	32,470	—	32,470
—Licensing	278,855	—	278,855
—Manufacturing supply	4,718	—	4,718
	528,616	309,383	837,999

Third parties	528,135	301,119	829,254
Related parties (Note 23(i))	481	8,264	8,745
	528,616	309,383	837,999

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	Year Ended December 31, 2022
	Oncology/Immunology	Other Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	57,057	—	57,057
—Distribution	—	262,565	262,565
Services—Commercialization of Marketed Products	41,275	—	41,275
—Research and development	507	—	507
License & Collaborations—Services	23,741	—	23,741
—Royalties	26,310	—	26,310
—Licensing	14,954	—	14,954
	163,844	262,565	426,409

Third parties	163,337	257,272	420,609
Related parties (Note 23(i))	507	5,293	5,800
	163,844	262,565	426,409

The following table presents liability balances from contracts with customers:

	December 31,
	2024	2023

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	50,007	57,566
Current—Other Ventures segment (note (b))	64	73
	50,071	57,639
Non-current—Oncology/Immunology segment (note (a))	48,432	69,480
Total deferred revenue (note (c) and (d))	98,503	127,119

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to unamortized upfront and milestone payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.

(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2024	2023

	(in US$’000)
Not later than 1 year	50,071	57,639
Between 1 to 2 years	39,288	32,797
Between 2 to 3 years	4,084	30,918
Between 3 to 4 years	1,095	844
Later than 4 years	3,965	4,921
	98,503	127,119

(d)	As at January 1, 2024, deferred revenue was US$127.1 million, of which US$42.1 million was recognized during the year ended December 31, 2024.

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License and collaboration agreement with Takeda Pharmaceuticals

On January 23, 2023, the Group and Takeda Pharmaceuticals International AG (“Takeda”) entered into an exclusive out-licensing agreement (the “Takeda Agreement”) in territories outside of Mainland China, Hong Kong and Macau (the “Territory”) to further the global development, commercialization and manufacturing of Fruzaqla, also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Takeda Agreement, the Group is entitled to receive a series of payments up to US$1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales in the Territory. Fruzaqla was successfully approved for commercialization in the US in November 2023, which triggered a regulatory approval milestone of US$35 million. For the year ended December 31, 2024, Takeda has delivered over US$200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of US$20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of US$5 million and US$10 million were triggered respectively.

Upfront and cumulative milestone payments according to the Takeda Agreement achieved up to December 31, 2024 are summarized as follows:

(in US$’000)
Upfront payment	400,000
Regulatory approval milestone payments achieved	50,000
Commercial sales milestone payment achieved	20,000

Note: As of December 31, 2024, US$310.9 million of the upfront payment, US$49.2 million of the regulatory approval milestone payments and US$20.0 million of the commercial sales milestone payment were recognized as revenue, including US$30.9 million, US$17.2 million and US$20.0 million respectively during the year ended December 31, 2024.

The Takeda Agreement has the following material performance obligations: (1) the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory, (2) manufacturing supply and (3) services for research and development including ongoing clinical trials and regulatory submissions and manufacturing technology transfer.

The transaction price for these performance obligations includes the upfront payment, service cost reimbursements, milestone payments and sales-based royalties. Milestone payments are not included in the transaction price until they become probable that a significant reversal of revenue would not occur, which is generally when the criteria to receive the specified milestone are achieved.

The allocation of the transaction price to each relevant performance obligation was based on the relative standalone selling price of each performance obligation determined at the inception of the contract. Variable consideration is allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation if the terms of the variable consideration relate to the satisfaction of the respective performance obligation and the amount allocated is consistent with the amount expected to be received for the satisfaction of the respective performance obligation. The standalone selling price of the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory and manufacturing supply was determined using a discounted cash flow method based on the probability-weighted present value of forecasted cash flows associated with out-licensing Fruzaqla in the Territory, and the standalone selling price of the services for research and development of ongoing clinical trials, regulatory submissions and manufacturing technology transfer was determined using a cost plus margin approach based on the present value of estimated future service costs plus a reasonable margin. Significant assumptions included in the determination of the standalone selling prices for each performance obligation identified including forecasted revenue, probabilities of regulatory approvals, estimated future service costs, margin rates and discount rates. Based on these estimations, proportionate amounts of transaction price to be allocated to the licenses, and other performance obligations were 62% and 38% respectively at contract inception. Control of the licenses to Fruzaqla was transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Manufacturing supply is recognized at a point in time when the control of the goods is transferred. Services are performed over the term of the Takeda Agreement and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Revenue recognized under the Takeda Agreement is as follows:

	Year Ended December 31,
	2024	2023

	(in US$’000)
Manufacturing supply—Invoiced Marketed Products sales	51,378	5,053
—Allocated from upfront payment	10,392	4,718
Services—Research and development	18,949	33,892
—Allocated from upfront and milestone payments	25,384	28,494
Royalties—Marketed Products	39,386	2,092
Licensing—Allocated from upfront and milestone payments	32,300	278,855
	177,789	353,104

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License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to Elunate (“Lilly Agreement”), as the China brand name for fruquintinib. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Development costs after the first development milestone are shared between the Group and Lilly. Elunate was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the “2018 Amendment”). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications (“LCI”) development of Elunate in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all Elunate sales in China upon the commercial launch of the first LCI. Additionally, through the 2018 Amendment, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of Elunate and various immunotherapy agents. The 2018 Amendment also provided the Group rights to promote Elunate in provinces that represent 30% to 40% of the sales of Elunate in China upon the occurrence of certain commercial milestones by Lilly. Such rights were further amended below.

In July 2020, the Group entered into an amendment to the Lilly Agreement (the “2020 Amendment”) relating to the expansion of the Group’s role in the commercialization of Elunate across all of China. Under the terms of the 2020 Amendment, the Group is responsible for providing promotion and marketing services, including the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities, in return for service fees on sales of Elunate made by Lilly. In October 2020, the Group commenced such promotion and marketing services. In addition, development and regulatory approval milestones for an initial indication under the Lilly Agreement were increased by US$10 million in lieu of cost reimbursement.

Upfront and cumulative milestone payments according to the Lilly Agreement achieved up to December 31, 2024 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

The Lilly Agreement has the following performance obligations: (1) the license for the commercialization rights to Elunate and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Elunate and the research and development services were 90% and 10% respectively. Control of the license to Elunate transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The 2018 Amendment is a separate contract as it added distinct research and development services for the LCIs to the Lilly Agreement. The 2020 Amendment related to the promotion and marketing services is a separate contract as it added distinct services to the Lilly Agreement. Such promotion and marketing services are recognized over time based on amounts that can be invoiced to Lilly. The 2020 Amendment related to the additional development and regulatory approval milestone amounts is a modification as it only affected the transaction price of research and development services for a specific indication under the Lilly Agreement, and therefore, such additional milestone amounts will be included in the transaction price accounted under the Lilly Agreement once the specified milestones are achieved.

Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Goods—Invoiced Marketed Products sales	15,826	16,966	14,407
Services—Commercialization of Marketed Products	52,485	48,608	41,275
—Research and development	230	2,828	8,031
—Allocated from upfront and milestone payments	—	12	23
Royalties—Marketed Products	18,022	16,560	13,954
	86,563	84,974	77,690

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License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for Orpathys (“AZ Agreement”), also known as savolitinib, a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Development costs for Orpathys in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of Orpathys for the rest of the world. Orpathys was successfully commercialized in China in July 2021, and the Group receives fixed royalties of 30% based on all sales in China. Should Orpathys be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China.

In August 2016 (as amended in December 2020), the Group entered into an amendment to the AZ Agreement whereby the Group shall pay the first approximately US$50 million of phase III clinical trial costs related to developing Orpathys for renal cell carcinoma (“RCC”), and remaining costs will be shared between the Group and AZ. Subject to approval of Orpathys in RCC, the Group would receive additional tiered royalties on all sales outside of China, with the incremental royalty rates determined based on actual sharing of development costs. In November 2021, the Group entered into an additional amendment which revised the sharing between the Group and AZ of development costs for Orpathys in China for non-small cell lung cancer (“NSCLC”), as well as adding potential development milestones.

Upfront and cumulative milestone payments according to the AZ Agreement achieved up to December 31, 2024 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved (note)	46,000
First-sale milestone payment achieved	25,000

Note: In December 2024, a new drug application for savolitinib in combination with osimertinib for the treatment of NSCLC was accepted by the China National Medical Products Administration, which triggered a development milestone payment of US$6 million.

The AZ Agreement has the following performance obligations: (1) the license for the commercialization rights to Orpathys and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Orpathys and the research and development services were 95% and 5% respectively. Control of the license to Orpathys transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method.

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Goods—Invoiced Marketed Products sales	10,874	15,013	9,904
Services—Research and development	13,072	14,993	14,106
—Allocated from upfront and milestone payments	333	77	361
Royalties—Marketed Products	13,633	13,818	12,356
Licensing—Allocated from upfront and milestone payments	5,700	—	14,954
	43,612	43,901	51,681

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20. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Clinical trial related costs	135,652	199,728	255,935
Personnel compensation and related costs	69,079	93,030	119,306
Other research and development expenses	7,378	9,243	11,652
	212,109	302,001	386,893

Research and development expenses include expenditures for collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2024, 2023 and 2022, the Group has incurred US$10.9 million, US$22.0 million and US$14.7 million respectively, related to such collaborative arrangements.

21. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of the construction of a manufacturing plant in Shanghai and R&D activities which are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payables, accruals and advance receipts (Note 14) and other non-current liabilities. For the years ended December 31, 2024, 2023 and 2022, the Group received government grants of US$9.6 million, US$4.1 million and US$8.5 million respectively.

Government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Research and development expenses	1,256	1,054	4,556
Other income	3,095	3,134	1,434
	4,351	4,188	5,990

22. Other income/(expense)

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Other income:
Foreign exchange gains	5,060	8,661	—
Government grants	3,095	3,134	1,434
Others	2,119	1,154	399
	10,274	12,949	1,833
Other expense:
Impairment of property, plant and equipment	(2,915)	(3,678)	—
Impairment of right-of-use assets	(1,889)	(2,088)	—
Foreign exchange losses	—	—	(5,704)
Fair value losses on warrant	—	—	(2,452)
Others	(80)	(2,636)	(5,353)
	(4,884)	(8,402)	(13,509)

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23. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	5	1,914	3,610
An equity investee	3,849	6,350	1,683
	3,854	8,264	5,293
Revenue from research and development services from:
An equity investee	471	481	507
Purchases from:
An equity investee	2,777	3,651	4,231
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	—	150	227
An equity investee	—	—	127
	—	150	354
Rendering of management services from:
An indirect subsidiary of CK Hutchison	1,087	997	980
Divestment of subsidiaries to:
An indirect subsidiary of CK Hutchison (note (a))	—	5,103	—

(ii)	Balances with related parties included in:

	December 31,
	2024	2023

	(in US$’000)
Accounts receivable—related parties
An equity investee (note (b))	452	1,896
Amounts due from related parties
An indirect subsidiary of CK Hutchison (note (b))	—	228
An equity investee (note (b) and (c))	7,899	28,234
	7,899	28,462
Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (d) and (f))	1,928	2,017
An equity investee (note (b) and (e))	88	145
	2,016	2,162
Other non-current liabilities
An equity investee (note (e))	142	450
An indirect subsidiary of CK Hutchison (note (f))	6,475	7,619
	6,617	8,069

Notes:

(a)	On December 7, 2023, the Group completed a transaction to divest Hutchison Hain Organic (Hong Kong) Limited and HUTCHMED Science Nutrition Limited to an indirect subsidiary of CK Hutchison for proceeds of US$5,103,000. A gain on divestment of US$96,000 was recorded in other income for the year ended December 31, 2023.
(b)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. No allowance for credit losses has been made for amounts due from related parties for the years ended December 31, 2024 and 2023.
(c)	As at December 31, 2024 and 2023, dividends receivable of US$6,795,000 and US$27,130,000 was included in amounts due from related parties respectively.
(d)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(e)	Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.
(f)	As at December 31, 2024 and 2023, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables, accruals and advance receipts. As at December 31, 2024 and 2023, US$6,475,000 and US$7,619,000 of the branding liability payable was included in other non-current liabilities respectively.

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(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Sales	54,532	66,417	47,611
Purchases	288	5,733	7,936
Dividends declared	1,000	9,068	25,600
Distribution service fee	216	369	—

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2024	2023

	(in US$’000)
Accounts receivable	8,084	7,824
Accounts payable	77	27
Other payables, accruals and advance receipts	427	309

24. Income Taxes

(i)	Income tax expense/(benefit)

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Current tax
HK (note (a))	—	45	301
PRC (note (b))	1,723	1,767	2,580
US and others (note (c))	161	471	399
Total current tax	1,884	2,283	3,280
Deferred income tax expense/(benefit)	5,308	2,226	(3,563)
Income tax expense/(benefit)	7,192	4,509	(283)

Notes:

(a)	The Company, certain subsidiaries incorporated in the British Virgin Islands and Cayman Islands, and its Hong Kong subsidiaries are subject to Hong Kong profits tax. Under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profit of qualifying corporation will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in relevant entities. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited qualify as a HNTE up to December 31, 2025 and 2026 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holder of the equity investee of the Company is a Hong Kong incorporated company and Hong Kong tax resident, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2024, 2023 and 2022, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investee operating in the PRC will be distributed as dividends.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(c)	The Company’s subsidiary in the US with operations primarily in New Jersey is subject to US taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 0% to 8.2% (state tax) on the estimated assessable profit over the reporting years. Certain income receivable by the Company is subject to US withholding tax of 30%. Certain of the Group’s subsidiaries are subject to corporate tax in the UK and EU countries at 25% and 19% to 25%, respectively, on the estimated assessable profits in relation to their presence in these countries.

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The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s (loss)/income before income taxes and equity in earnings of an equity investee is as follows:

	Year Ended December 31,
	2024	2023	2022

		(in US$’000)
(Loss)/income before income taxes and equity in earnings of an equity investee	(1,107)	58,308	(410,422)
Tax calculated at the statutory tax rate of the Company	(183)	9,621	(67,720)
Tax effects of:
Different tax rates applicable in different jurisdictions	(2,400)	541	6,316
Tax valuation allowance	24,254	26,629	93,243
Preferential tax rate difference	(18)	(3,065)	(171)
Preferential tax deduction and credits	(22,608)	(32,667)	(40,791)
Expenses not deductible for tax purposes	10,129	7,086	8,886
Withholding tax on undistributed earnings of a PRC entity	2,323	2,386	2,492
Income not subject to tax	(5,719)	(5,826)	(2,142)
Temporary difference	998	(817)	(1,614)
Others	416	621	1,218
Income tax expense/(benefit)	7,192	4,509	(283)

(ii)	Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023

	(in US$’000)
Deferred tax assets
Cumulative tax losses	297,775	284,271
Others	14,011	14,707
Total deferred tax assets	311,786	298,978
Less: Valuation allowance	(299,338)	(283,522)
Deferred tax assets	12,448	15,456
Deferred tax liabilities
Undistributed earnings from a PRC entity	2,990	1,478
Others	—	6
Deferred tax liabilities	2,990	1,484

The movements in deferred tax assets and liabilities are as follows:

	2024	2023	2022

	(in US$’000)
As at January 1	13,972	12,656	6,636
Movement of previously recognized withholding tax on undistributed earnings	740	3,674	2,186
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earning of a PRC entity	(2,323)	(2,385)	(2,492)
Deferred tax on amortization of intangible assets	6	18	19
Deferred tax on temporary differences, tax loss carried forward and research tax credits	(2,991)	142	6,036
Reclassification from current tax	—	11	—
Divestment of subsidiaries	—	(49)	—
Exchange differences	54	(95)	271
As at December 31	9,458	13,972	12,656

The deferred tax assets and liabilities are offset when the deferred income taxes relate to the same fiscal authority.

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The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2024	2023

	(in US$’000)
No expiry date	94,876	74,515
2024	—	3,529
2025	34,066	35,030
2026	45,465	46,766
2027	58,373	60,033
2028	100,681	103,913
2029	166,441	171,142
2030	230,851	237,384
2031	368,881	379,321
2032	577,954	594,311
2033	163,785	176,363
2034	124,299	—
	1,965,672	1,882,307

The Company believes that it is more likely than not that future operations outside the US will not generate sufficient taxable income to realize the benefit of the deferred tax assets. Certain of the Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong, BVI and Cayman Islands subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

A US subsidiary of the Company has approximately US$5.0 million and US$1.3 million US Federal and New Jersey state research tax credits which will expire between 2041 and 2044 (Federal) and 2028 and 2031 (New Jersey) respectively, if not utilized.

The table below summarizes changes in the deferred tax valuation allowance:

	2024	2023	2022

	(in US$’000)
As at January 1	283,522	264,639	189,700
Charged to consolidated statements of operations	24,254	26,629	93,243
Utilization of previously unrecognized tax losses	(2)	(39)	(1)
Write-off of tax losses	(612)	(112)	(125)
Divestment of subsidiaries	—	(433)	—
Others	20	—	—
Exchange differences	(7,844)	(7,162)	(18,178)
As at December 31	299,338	283,522	264,639

As at December 31, 2024, 2023 and 2022, the Group did not have any material unrecognized uncertain tax positions.

(iii)	Income tax payable

	2024	2023	2022

	(in US$’000)
As at January 1	2,580	1,112	15,546
Current tax	1,884	2,283	3,280
Withholding tax upon dividend declaration from a PRC entity	740	3,674	2,186
Tax paid (note)	(3,587)	(3,728)	(18,891)
Reclassification from prepaid tax	(41)	(397)	(241)
Reclassification to deferred tax	—	11	—
Divestment of subsidiaries	—	(177)	—
Exchange difference	(27)	(198)	(768)
As at December 31	1,549	2,580	1,112

Note: The amount for 2022 includes US$14.4 million capital gain tax paid for gain on divestment of HBYS.

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25. Earnings/(Losses) Per Share

(i)	Basic earnings/(losses) per share

Basic earnings/(losses) per share is calculated by dividing the net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings/(losses) per share.

	Year Ended December 31,
	2024	2023	2022
Weighted average number of outstanding ordinary shares in issue	855,351,683	849,654,296	847,143,540
Net income/(loss) attributable to the Company (US$’000)	37,729	100,780	(360,835)
Basic earnings/(losses) per share attributable to the Company (US$ per share)	0.04	0.12	(0.43)

(ii)	Diluted earnings/(losses) per share

Diluted earnings/(losses) per share is calculated by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options and LTIP awards issued by the Company using the treasury stock method.

	Year Ended December 31,
	2024	2023	2022
Weighted average number of outstanding ordinary shares in issue	855,351,683	849,654,296	847,143,540
Effect of share options and LTIP awards	17,477,446	19,542,052	—
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	872,829,129	869,196,348	847,143,540
Net income/(loss) attributable to the Company (US$’000)	37,729	100,780	(360,835)
Diluted earnings/(losses) per share attributable to the Company (US$ per share)	0.04	0.12	(0.43)

For the year ended December 31, 2022, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect.

26. Segment Reporting

The Group’s operating segments are as follows:

(i)	Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a)	R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions, out-licensing of in-house developed drugs, as well as administrative activities to support research and development operations; and

(b)	Marketed Products: comprises the invoiced sales, marketing, manufacture and distribution of drugs developed from research and development activities including out-licensed marketed products.

(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and healthcare products.

In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment mainly on the basis of headcount or usage, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The performance of the reportable segments is assessed based on segment net income/(loss) attributable to the Company.

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(i)	Segment information:

	Year Ended December 31, 2024
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	91,831	271,534	363,365	266,836	—	630,201
Cost of revenue	—	(92,783)	(92,783)	(256,101)	—	(348,884)
Research and development expenses	(212,109)	—	(212,109)	—	—	(212,109)
Selling expenses	—	(44,287)	(44,287)	(4,330)	—	(48,617)
Administrative expenses	(36,126)	(784)	(36,910)	(4,996)	(22,390)	(64,296)
Interest income	818	—	818	182	39,080	40,080
Interest expense	(1,825)	—	(1,825)	(653)	(394)	(2,872)
Equity in earnings of an equity investee, net of tax	—	—	—	46,469	—	46,469
Income tax (expense)/benefit	(3,475)	(841)	(4,316)	(513)	(2,363)	(7,192)
Other segment items	3,662	(176)	3,486	830	633	4,949
Net (loss)/income attributable to the Company	(157,224)	132,663	(24,561)	47,724	14,566	37,729
Depreciation/ amortization	(11,331)	(762)	(12,093)	(158)	(90)	(12,341)
Additions to non—current assets (other than financial instruments and deferred tax assets)	13,442	—	13,442	2,194	1,234	16,870

	Year Ended December 31, 2023
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	364,451	164,165	528,616	309,383	—	837,999
Cost of revenue	—	(91,726)	(91,726)	(292,721)	—	(384,447)
Research and development expenses	(302,001)	—	(302,001)	—	—	(302,001)
Selling expenses	—	(45,505)	(45,505)	(7,887)	—	(53,392)
Administrative expenses	(46,134)	(1,832)	(47,966)	(5,435)	(26,383)	(79,784)
Interest income	802	—	802	455	34,888	36,145
Interest expense	(279)	—	(279)	(38)	(442)	(759)
Equity in earnings of an equity investee, net of tax	—	—	—	47,295	—	47,295
Income tax (expense)/benefit	(628)	(159)	(787)	(1,201)	(2,521)	(4,509)
Other segment items	9,293	715	10,008	421	(6,196)	4,233
Net income/(loss) attributable to the Company	25,504	25,658	51,162	50,272	(654)	100,780
Depreciation/ amortization	(7,640)	—	(7,640)	(344)	(223)	(8,207)
Additions to non-current assets (other than financial instruments and deferred tax assets)	41,338	—	41,338	330	86	41,754

	Year Ended December 31, 2022
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	39,202	124,642	163,844	262,565	—	426,409
Cost of revenue	—	(69,192)	(69,192)	(241,911)	—	(311,103)
Research and development expenses	(386,893)	—	(386,893)	—	—	(386,893)
Selling expenses	—	(33,862)	(33,862)	(10,071)	—	(43,933)
Administrative expenses	(55,307)	(3,087)	(58,394)	(3,482)	(30,297)	(92,173)
Interest income	678	—	678	272	8,649	9,599
Interest expense	—	—	—	—	(652)	(652)
Equity in earnings of an equity investee, net of tax	5	—	5	49,748	—	49,753
Income tax (expense)/benefit	5,501	(631)	4,870	(1,345)	(3,242)	283
Other segment items	(5,965)	(503)	(6,468)	(1,172)	(4,485)	(12,125)
Net (loss)/income attributable to the Company	(402,779)	17,367	(385,412)	54,604	(30,027)	(360,835)
Depreciation/ amortization	(8,060)	—	(8,060)	(299)	(305)	(8,664)
Additions to non-current assets (other than financial instruments and deferred tax assets)	48,288	—	48,288	664	21	48,973

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	December 31, 2024
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total

	(in US$’000)
Total assets	225,661	88,502	314,163	194,604	765,429	1,274,196
Property, plant and equipment	91,929	—	91,929	448	121	92,498
Right-of-use assets	1,845	—	1,845	1,615	1,037	4,497
Leasehold land	10,706	—	10,706	—	—	10,706
Goodwill	—	—	—	2,990	—	2,990
Investment in an equity investee	—	—	—	77,765	—	77,765
Investment in equity security	5,000	—	5,000	—	—	5,000

	December 31, 2023
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total

	(in US$’000)
Total assets	202,288	63,601	265,889	163,311	850,573	1,279,773
Property, plant and equipment	98,952	—	98,952	564	211	99,727
Right-of-use assets	4,005	—	4,005	366	294	4,665
Leasehold land	11,261	—	11,261	—	—	11,261
Goodwill	—	—	—	3,064	—	3,064
Other intangible asset	—	—	—	21	—	21
Investment in an equity investee	—	—	—	48,411	—	48,411

Unallocated expenses mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expenses, net of interest income. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

(ii)	Geographic information:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Revenue from external customers:
PRC	452,413	484,895	426,409
US and Others	177,788	353,104	—
	630,201	837,999	426,409

	December 31,
	2024			2023
	PRC	US and Others	Total	PRC	US and Others	Total

	(in US$’000)
Total assets	1,212,722	61,474	1,274,196	1,252,957	26,816	1,279,773
Property, plant and equipment	91,849	649	92,498	98,809	918	99,727
Right-of-use assets	4,086	411	4,497	4,114	551	4,665
Leasehold land	10,706	—	10,706	11,261	—	11,261
Goodwill	2,990	—	2,990	3,064	—	3,064
Other intangible asset	—	—	—	21	—	21
Investment in an equity investee	77,765	—	77,765	48,411	—	48,411
Investment in equity security	5,000	—	5,000	—	—	—

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(iii)	Other information:

A summary of customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Customer A	177,789	353,104	(note)
Customer B	85,361	84,065	75,606
Customer C	(note)	(note)	51,681
Customer D	(note)	(note)	47,611

Note: Customer did not account for over 10% of the Group’s revenue during the year.

Customer A, B and C are included in Oncology/Immunology and Customer D is included in Other Ventures.

27. Note to Consolidated Statements of Cash Flows

Reconciliation of net income/(loss) for the year to net cash generated from/(used in) operating activities:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Net income/(loss)	38,170	101,094	(360,386)
Adjustments to reconcile net income/(loss) to net cash generated from/(used in) operating activities
Depreciation and amortization	12,341	8,207	8,664
Loss on disposals of property, plant and equipment	10	86	111
Impairment of property, plant and equipment	2,915	3,678	—
Provision for excess and obsolete inventories, net	645	552	293
Provision for credit losses, net	(98)	125	43
Share-based compensation expense—share options	3,069	6,184	6,736
Share-based compensation expense—LTIP	18,540	30,416	23,850
Equity in earnings of an equity investee, net of tax	(46,469)	(47,295)	(49,753)
Dividends received from SHPL	34,936	42,308	43,718
Out-licensing income from Inmagene	(5,000)	—	—
Changes in income tax balances	3,605	780	(19,174)
Changes in right-of-use assets	51	3,692	2,721
Gain from divestment of subsidiaries	—	(96)	—
Gain from divestment of other equity investee	—	(45)	—
Fair value losses on warrant	—	—	2,452
Impairment of investment in other equity investee	—	—	130
Amortization of finance costs	—	—	18
Unrealized currency translation (gain)/loss	(49)	(1,574)	13,274
Changes in operating assets and liabilities
Accounts receivable	(38,545)	(21,336)	(14,451)
Other receivables, prepayments and deposits	(3,256)	8,624	11,922
Amounts due from related parties	228	(339)	150
Inventories	(772)	4,135	(21,213)
Accounts payable	6,194	(32,542)	29,938
Other payables, accruals and advance receipts	2,433	(4,409)	52,629
Lease liabilities	325	(1,752)	(2,701)
Deferred revenue	(25,966)	119,810	386
Other non-current assets	(1,408)	364	258
Other non-current liabilities	(1,402)	(1,409)	1,786
Total changes in operating assets and liabilities	(62,169)	71,146	58,704
Net cash generated from/(used in) operating activities	497	219,258	(268,599)

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28. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$34.4 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal and judgment is awaited. The Court of Appeal issued a letter to the Group that judgement would be ready for handing down by the end of April 2025. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2024. Such Seroquel-related balances include accounts receivable, accounts payable and other payables of US$1.0 million, US$0.8 million and US$1.1 million respectively.

29. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$1.6 million and US$1.0 million as at December 31, 2024 and 2023 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has an equity investee in the PRC, where the Group’s equity in undistributed earnings amounted to US$59.8 million and US$29.6 million as at December 31, 2024 and 2023 respectively. Refer to Note 11 on the SPAs to divest a portion of the equity investee.

30. Subsequent Events

The Group evaluated subsequent events through March 19, 2025, which is the date when the consolidated financial statements were issued.

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